As filed with the Securities and Exchange Commission on May 15, 2000. Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                    FORM SB-2


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          BIOMARINE TECHNOLOGIES, INC.
              (Exact name of registrant as specified in its charter)

          Delaware                         091                 75-2309471
(State or other jurisdiction   (Primary Standard Industrial  (IRS Employer
    of incorporation or              Classification          Identification
        organization)                   Code Number               Number)


                     1198 Gulf Breeze Pkwy., Suite 8
                       Gulf Breeze, Florida 32561
                             (850) 934-8888
(Address and telephone number of registrant's principal executive offices)


                           John D. Ericsson,
                  President and Chief Executive Officer
                     1198 Gulf Breeze Pkwy., Suite 8
                       Gulf Breeze, Florida 32561
                            (850) 934-8888
         (Name, address and telephone number of agent for service)


                    Copy of all communications to:

                         Gerald A. Adler, Esq.
                         Mary P. O'Hara, Esq.
                         Bondy & Schloss LLP
                   6 East 43rd Street, 25th Floor
                     New York, New York  10017
                        Ph.  (212) 661-3535
                        Fax:  (212) 972-1677


                         David E. Fleming, Esq.
                          Cummings & Lockwood
                           4 Stamford Plaza
                          Stamford, CT 06904
                          Ph: (203) 708-3881
                          Fax:  (212) 972-1677

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]



Cover continued on next page


                              CALCULATION OF REGISTRATION FEE
Title of Each Class       Amount to be      Proposed Maximum       Proposed
Amount of
   of Securities          Registered        Offering Price (1)     Maximum
Registration
  to be Registered                                                Aggregate
Fee
                                                               Offering Price
(1)



Units consisting of one    12,500 Units       $850 per Unit       $10,625,000
share of Common Stock
and one Class B Warrant


Common Stock, par value   1,250,000 Shares          --                 --
$.01 per share, included
in the units

Class B Warrants          1,250,000 Warrants        --                 --
included in the units

Common Stock issuable     1,250,000 Shares     $9.50 per share     11,875,000
on exercise of Class B
Warrants included in
the units

Common Stock registered     369,200 Shares     $8.50 per Share      3,138,200
on behalf of certain
shareholders

Units issuable as             1,250 Units      $9.35 per Unit       11,687.50
compensation to the
Underwriter

Common Stock underlying      125,000 Shares          --
Underwriter's Units

Warrants underlying          125,000 Warrants        --
Underwriter's Units

Common Stock underlying      125,000 Shares    $9.50 per share      1,187,500
Underwriter's Warrants



Total                                          $26,837,387.50    $7,085.07


(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



                        BIOMARINE TECHNOLOGIES, INC.

                   Up to 12,500 Units offered by BioMarine

          Each Unit    =    100 Shares of          +         100 Class B
                            Common Stock                     Warrants

        Plus 396,200 shares to be sold separately by selling shareholders

Estimated Price of Units:                     $850 per Unit or $10,625,000
Underwriting Commission and Other Expenses    $120 per Unit or $1,500,000
Net Proceeds to BioMarine                     $730 per Unit or $9,125,000
Price of share offered by selling shareholders Prevailing market price at time of sale.

This is our initial public offering of common stock and warrants, and no
public market currently exists for our stock or warrants.   After the
offering, we expect the shares and warrants to trade on the OTC Bulletin Board under the symbol "BMAR". We plan to apply for trading on the Nasdaq SmallCapTM Market upon selling 7,000 units in this offering. The warrants will be detachable from the shares upon issuance.

Investing in the Units involves risks which are described in "Risk Factors" beginning on page 6 of this Prospectus.

BioMarine will receive all of the proceeds from the sale of the units but will receive none of the proceeds of shares sold by selling shareholders. We will use our best efforts to sell the Units, but we will not be required to raise any minimum amount of proceeds and will be able to use the proceeds of the offering as soon as any Units are sold.

We have retained Ridgewood Capital Funding, Inc., a registered broker-dealer and member of the National Association of Securities Dealers, to consult with and advise it in connection with the sale of units in this offering.
Ridgewood will assist , on a best efforts basis, in the solicitation of orders to purchase units in this offering. However, Ridgewood is not obligated to purchase any of the units offered. In addition to its underwriting commission, we have granted Ridgewood a five year warrant to purchase up to 1,250 units at 110% of the offering price in this offering and has agreed to reimburse Ridgewood for any reasonable and budgeted out-of-pocket expenses in connection with the offering and to indemnify Ridgewood for certain matters.

The information in this prospectus is not complete and may be changed. We may not sell these units until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these units, and is not soliciting an offer to buy these units in any state where the offer on sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospects is accurate or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus is ______________, 2000.




                     BIOMARINE TECHNOLOGIES, INC.


                            12,500 Units
                       Each Unit consisting of
             100 Shares of Common Stock, $.01 par value,
                                and
                        100 Class B Warrants


                             PROSPECTUS

                   Ridgewood Capital Funding, Inc.


                      _____________________, 2000


We have not authorized any underwriter, dealer, salesperson or other person to give any information or represent anything not contained in this Prospectus. You must not rely on any unauthorized information. This Prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful to do so.


        TABLE OF CONTENTS
PART I                                                              Page
Prospectus Summary
Summary Historical Financial Information
Risk Factors
Use of Proceeds
Dividend Policy
Capitalization.
Selected Historical and Financial Data
Management's Discussion and Analysis
 of Financial Condition
 and Results of Operations
Business
Management
Principal Shareholders
Principal Stockholders
Plan of Distribution
Description of Securities
Shares Eligible for Future Sale
Legal Matters
Experts
Additional Information
Index to Financial Statements                                    F-1
PART II


Until ________, 2000 (25 days after the date of this Prospectus) all dealers that buy sell or trade these shares, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers' obligations to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.







                  Ridgewood Group International, Ltd.

                              PROSPECTUS SUMMARY

The following summary highlights information that we present more fully elsewhere in this prospectus. You should read this entire prospectus carefully.

BioMarine Technologies, Inc.

Through our founder, John D. Ericsson, we have designed and developed two proprietary state-of-the-art marine sea farming production systems: the Sea
Trek Ocean Farming System and the Sea Star Oyster Relay System.   The Sea Trek
Ocean Farming System is used for the production of cobia (ling fish, lemon fish), snapper, grouper, redfish, mahi mahi and other marine finfish species, and the Sea Star Oyster Relay System for the cleansing and production of oysters. Mr. Ericsson has licensed both systems to BioMarine. We have received two site requisite permits for commercial operations in the Gulf of Mexico creating the largest sea farming sites in the world. BioMarine believes these sites will be the first commercial marine sea farming production projects permitted by the state and federal governments for use in the open Gulf of Mexico. We are a development stage company and have not yet had any significant operations.

We intend to introduce our Sea Trek Ocean Farming System for use in the offshore fish farming industry. Gulf Marine Institute of Technology has acquired a platform system located in Texas which we plan to convert for commercial mariculture use. The platform complex will be equipped with an automatic feeding system that provides fish with food pellets many times per day as well as with computerized monitoring and harvesting systems. The converted platform is planned to contain a finfish hatchery, research laboratory, crew quarters, classroom and heliport. While we believe the system will be state-of-the art, a full sized Sea Trek barrel cage system has not yet been built. However, a 1/20- scale model of the barrel cage was built and was then tested at the Massachusetts Institute of Technology in 1995 with favorable test results for fully exposed ocean farming conditions.

We plan to utilize the Sea Star Oyster System for offshore oyster cleansing and farming. The system is designed primarily to containerize oysters for relaying to high-salinity, clean water areas to enhance the quality of the oyster for half-shell marketing and raw consumption by increasing the oyster's salt content and substantially reducing the potential illness risks associated with raw oyster consumption. The Sea Star Oyster System takes advantage of the oysters' natural ability to cleanse itself in high-salinity waters that lack contaminants.

So far, we have concentrated our efforts on research and development, and obtaining all necessary state and federal permits for two sites. In addition our activities have also been focused on raising capital and positioning BioMarine for project eligibility loans with loan guarantees and federal research grants. We have had limited operations and have produced limited revenues from our vessel charter and cleansed oyster product marketing. BioMarine Technologies, Inc., formerly known as Sea Pride Industries, Inc., was incorporated in Delaware in 1989.

We believe the market for finfish is currently hampered by three major concerns:
(i) the inability of conventional fishing operations to deliver fresh finfish to market on a perennial basis; (ii) increasing concern over environmental damage caused by conventional commercial fishing operations and (iii) Concerns Among Consumers Regarding Quality of Seafood Currently on the market.

Once our systems are in place and ready to operate, we intend to produce a consistent size and quality of finfish on a year-round basis to take advantage of seasonal fluctuations in the traditional finfish market. We also plan to
capitalize on the environmental awareness of today's consumer.   Our
process is intended to be protective of the environment and to replenish the seas rather than diminish their abundance. Since our fish will be grown in a controlled natural environment in the interest of producing the highest quality fish and oysters, we intend to have each harvest inspected by the U.S. Department of Commerce in order that the fish can be packaged under new FDA processing requirements.

BioMarine Technologies, Inc., formerly known as Sea Pride Industries, Inc., was incorporated in Delaware in 1989.

The Offering

Units being offered by BioMarine     12,500  (each consisting of 100 shares
of common stock and 100 Class B Warrants)

Description of shares          Common stock par value $.01 per share.

Description of warrants       Class B Warrants, each to purchase one share
of common stock for $9.50 during a period of four years from the date of this prospectus.

Detachable and separately traded from the shares in each unit.

Redeemable by BioMarine at $.05 per
warrant if the common stock closing bid
price exceeds $12.00 for 30 consecutive
trading days.


Shares being offered by BioMarine        2,571,471 Shares
shareholders

 Shares outstanding after this offering 3,821,471 Shares (assuming all units are sold)


Use of Proceeds                     We expect that the net proceeds from this
offering, assuming all of the Units offered by BioMarine are sold, will be approximately $9,125,000. BioMarine will not receive any of the proceeds from shares sold by the selling shareholders. We intend to use the proceeds for: technical wages/salaries, administrative personnel salaries/wages, project travel, equipment, materials/supplies, technical advisors & subcontractors, insurance/ platform repairs, rent & utilities, marketing/telephone/ environmental monitoring, working capital and debt repayment. $ ____________ of the proceeds will be used to pay an accrued salary owed to Mr. John Hemmer, our Chief Financial Officer.

Proposed OTC Bulletin Board Symbols:     Common Stock: "BMAR"; Warrants:
"BMARW"

Risk Factors                        An investment in these units involves a
high degree of risk to the public investors and, therefore, anyone who cannot afford a loss of his or her entire investment should not purchase them. You should carefully review and consider the factors set forth under Risk Factors as well as other information in this prospectus before purchasing any of the Units. See "Risk Factors."

Executive Offices

Our executive offices are located at 1198 Gulf Breeze Parkway, Suite 8A,
 Gulf Breeze, Florida 32561. Our Telephone number is (850) 934-8888.


                        SUMMARY OF HISTORICAL FINANCIAL DATA

The following table presents summary historical consolidated financial information for the fiscal years ended December 31, 1999 and 1998 and certain balance sheet information which information. The data was taken from our Consolidated Financial Statements, and you should read the actual financial statements for a complete presentation of this information.

Summary Historical Financial Data

                                      For the Year Ended        For the Year
                                                                Ended
                                      December 31, 1999         December 31,
                                                                1998
  Operating Data
  Revenue                                 $ 133,920              205,613
 Salaries, wage and benefits                144,713              185,442
 General and administrative expenses         54,832              119,436
  Total costs and expenses                  324,017              625,741
  Net (loss)                               (190.097)            (420,128)
  Net loss per common share outstanding     $(0.09)              $(0.21)
  Weighted average number of shares
  of common stock outstanding             2,028,461             1,976.593
   Balance Sheet Data
  Current assets                              1,982                 7,020
  Total assets                               80,243               267,710
  Current liabilities                       531,037               421,991
  Long term liabilities                         -                 111,416
  Shareholders' (deficit)                  (450,794)            (265,697)
  Working Capital                           (529,055)            (414,971)
                                                                $(414,971)

      RISK FACTORS

Please consider the following risk facts together with the other information presented in this Prospectus including the financial statements and the notes thereto before investing in the Units. The trading price of our common stock and warrants could decline due to any of the following risks, and you might lose all or part of your investment.

Our auditors have expressed doubt about our viability as a going concern. Our independent accountants have included an explanatory paragraph in their report on our financial statements for the years ended December 31, 1999 and 1998 which states that BioMarine has and can be expected in the future to sustain substantial operating expenses without generating sufficient revenues to cover operating costs. This matter, among others, raises substantial doubt as to our ability to continue as a going concern. If we are unable to continue as a going concern, our stock price will decline and you might lose your entire investment. See Financial Statements and Report of Independent Certified Public Accountants included elsewhere in this Prospectus.

Our limited operating history makes it difficult to evaluate our prospects. While we were incorporated in 1989,we have only generated limited revenues. We have conducted a limited amount of oyster cleansing and enhancing operations. Furthermore, our Sea Star Oyster Relaying System has only conducted pilot production tests. We cannot assure our investors that such system is commercially viable. We are still in our formative and development stage. As an investor, you should be aware of the difficulties, delays and expenses normally encountered by an enterprise in its development stage, many of which are beyond our control, including unanticipated developmental expenses, inventory costs, employment costs, and advertising and marketing expenses. We cannot assure our investors that our proposed business plans as described in this prospectus will materialize or prove successful, or that we will ever be able to operate profitably. If we cannot operate profitably, you could lose your entire investment. As a result of the start-up nature of our business we expect to sustain substantial operating expenses without generating significant revenues.

We have a history of losses and a large accumulated deficit and we expect future losses. We have never earned significant revenues, and any revenues we have earned have been primarily from rental income and gains from the sale of
equipment.   For the fiscal years ended December 31, 1998 and 1999, BioMarine incurred net losses of approximately $420,128, and $190,079, respectively. We expect BioMarine to lose more money as it spends additional capital to develop its systems, market its products and establish its infrastructure and organization to support anticipated operations. We cannot be certain whether BioMarine will ever earn a significant amount of revenues or profit, or, if it does, that it will be able to continue earning such revenues or profit. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

The ocean fish and seafood industry is highly competitive and we may not have adequate resources to compete effectively, acquire customers and attain growth. While we believe that our Sea Star Oyster Relay System and our Sea Trek Ocean Farming System are "state of the art," other companies in the business of mariculture, with greater financial resources than ours could develop competing systems. Many of our current and potential competitors have substantially greater financial, technical, marketing, distribution and other resources than us as well as substantially larger research and development staffs and facilities and many of them have substantially greater experience in the production and marketing of related products than us and can be expected to be long-term competitors. One or more of our competitors might succeed in developing technologies and products that are more effective than any of those we develop and may render our technology and products obsolete or noncompetitive.

We have no customers and may not be able to develop any customers once our products are ready for market. Because we are still in the developmental stage of our business, we have not yet attempted to market our products to food distributors or consumers. As a result, even if we are successful in developing our sea farming and oyster relay systems, we do not know whether we will be able to market our products successfully and generate revenues from them. We may not be able to market our products. Even if we can market our products, we may find our market share limited. This would limit our ability to generate such revenues which would cause our share price to decline.

Our ability to compete successfully may depend on our ability to protect our intellectual property and proprietary technology. John D. Ericsson, our Chairman and Chief Executive Officer, currently has U.S. Patents for the Sea Star Oyster Relaying System and the Sea Trek Ocean Farming System. Mr. Ericsson has licensed the technology for these patents to BioMarine. Our products derived from the licensed technology may infringe upon patents of third parties. Problems with patents could potentially increase our costs or delay or preclude new product development and sales of our products. If patent infringement claims are asserted against Mr. Ericsson that are deemed valid, we would be required to seek licenses to enable us to continue our business. Such licenses may not be available to us on acceptable terms or at all. Litigation could be costly and time consuming and Mr. Ericsson and/or the BioMarine may not be able to afford those costs. A successful challenge to one or more of Mr. Ericsson's patents or our licenses could materially adversely affect our business. We also rely upon trade secrets and other non-patented proprietary technology. Others may independently develop or acquire substantially equivalent proprietary technology or we may not be able to protect our non-patented technology and trade secrets from misappropriation. Such development, acquisition or misappropriation by others of technology similar to ours could increase competition in our industry, subject us to pricing pressure and cause our revenues to decline significantly. This, in turn, would cause the price of our common stock to decline.

We are subject to regulation by federal and state government. Government regulation, on both a federal and state level, in the mariculture sector has been increasing and evolving. We have obtained two permits to construct and operate our Sea Trek Ocean Farming System and Sea Star Oyster Relay System in the Gulf of Mexico. Although state laws regulating the mariculture industry vary, we believe that such state regulation will have only indirect and minimal effect on our operations in the near term. We are unable to predict what government regulations, if any will directly or indirectly affect our business. The mariculture industry is going through changes, many of which result from cost-containment pressures, technological advances, and regulatory efforts to respond to these developments. We cannot accurately predict the extent to which future changes in mariculture costs, treatment technology, and industry regulations will affect our operations or profitability or whether we will ever operate profitably.

We have not entered into any long term contracts for the development of our systems or for the production or sale of our seafood products. Although we are negotiating with a third party to assist us in the development of our systems, we have not yet entered a written agreement with any such third party to develop our systems. Similarly, we have not entered into any long term contracts with third parties to assist us in the production or sale of our seafood products, although we have entered into a letter of intent with Fishery Products International in which they have indicated an intention to distribute a significant portion of our seafood products.

We have not yet built a full sized barrel cage system, and the Sea Trek has not been commercially tested. While we believe the Sea Trek system to be state-of-the art, a full sized barrel cage system has not been built yet. However, a 1/20-scale model of the barrel cage was built and was then tested at the Massachusetts Institute of Technology in 1995. While an oyster relay system similar to our Sea Star system has been operated we have not put either of our systems to commercial use at their planned sites. We may be unable to commercialize our technology in the manner in which we intend to do so, particularly with the Sea Trek system, which has not been tested at all. If we cannot succeed in putting our technology to commercial use and producing marketable seafood products, we will be unable to generate revenues, and the price of our stock will decline.

The continued services and leadership of our senior management are critical to our success and any loss of key personnel could adversely affect our business. We are heavily dependent on the experience of our executive officers, John D. Ericsson, Dr. Edwin W. Cake and John W. Hemmer, who have contributed and continue to contribute to the development of BioMarine and its proposed operations. If we were to lose the services of one or more of them, before a qualified replacement could be obtained, our business, financial condition or
results of operations could be materially affected.   BioMarine does not carry
key person life insurance on the lives of any of such individuals. In the event all of the Units offered by BioMarine are sold, we intend to apply for such insurance upon completion of this offering. See "Management."

The absence of an active public market for our common stock may make it difficult for you to resell your shares at or above the offering price, and our stock price could be volatile and could decline following this offering. Prior to this offering there has been no public market for our common stock, and even after this offering, an active public market may not develop or be sustainable. We have arbitrarily determined the initial public offering price and this may not be the market price of the shares after the offering. The trading price of the shares could be subject to wide fluctuations in response to factors included in this prospectus, many of which are beyond our control. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for may emerging growth companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the price of our common stock. Furthermore, if selling stockholders in this offering sell substantial amounts of common stock in the public market, the market price of our common stock could fall.

We don't plan to pay dividends. We have never declared or paid any cash dividends on our common stock, and we don't expect to pay dividends anytime soon. We expect to retain our earnings, if any, and use them to finance the growth and development of our business.

The so called "Penny Stock Rule" could make it cumbersome for brokers and dealers to trade in the common stock, making the market for the common stock less liquid which could cause the price of our stock to decline. Trading in our securities will initially be conducted on the OTC Bulletin Board and/or
the "pink sheets."   As long as the common stock is not quoted on Nasdaq or at
any time that we have less than $2,000,000 in net tangible assets, trading in the common stock is covered by Rule 15g-9 under the Securities Exchange Act of 1934 for non-Nasdaq and non-exchange listed securities. Under that rule, broker-dealers who recommend covered securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exemptions. Such exemptions include an equity security listed on Nasdaq and an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three (3) years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three (3) years; or
(ii) average revenue of at least $6,000,000 for the proceeding three (3) years. Unless such an exemption is available, the regulations require the delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith prior to any transaction involving a penny stock. If our common stock becomes subject to the regulations on penny stocks, that factor could have a severe adverse effect on the market liquidity for the common stock due to these limitations on the ability of broker-dealers to sell the common stock in the public market which could cause the price of our stock to decline.

Our directors have the authority to designate one or more classes of preferred stock having rights greater than our common stock. Our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock. Such preferred stock may have such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. Our directors could use this authority, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of BioMarine. We presently have no Series A Preferred Shares outstanding. Although the directors have no present intention of issuing any shares of preferred stock in the future, they may nevertheless decide it is in our best interests to do so. See "Description of Securities."

Certain charter and bylaw provisions and Delaware anti-takeover statue can
prevent a change in control of BioMarine.   BioMarine is subject to Section
203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations from engaging under certain circumstances, in a "business combination", which includes a merger or sale of more than 10% of the corporation's assets, with any"interested stockholder", or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such persons, for three years following the date such stockholder became an "interested stockholder" unless:
     the transaction in which such stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained such status;

     o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

     o on or after the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholders
Our certificate of incorporation, as amended, and our bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock described above makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of BioMarine. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of BioMarine.

As a new investor, you will experience immediate, substantial dilution of the net tangible book value of the shares you purchase. Assuming the sale of all of the Units offered by BioMarine (excluding shares offered by selling shareholders), purchasers of our common stock in this offering:

* will pay a price per share that substantially exceeds the value on a per share basis of our assets after we subtract from those assets our intangible assets andour liabilities;

* will incur immediate dilution in net tangible book value of $5.86 per share;

* will contribute a majority of the funds we will need to commence operations but will own only 48.6% of the outstanding shares of our common stock;

* may experience further dilution in the net tangible value of their common stock as a result of future issuances of common stock.

The underwriter in this offering has not agreed to serve as a market maker for our stock. Although we have retained Ridgewood Capital Funding, Inc. to assist us in placing the Units offered by this prospectus, neither Ridgewood nor any of its affiliates has agreed to act as a market maker for the common stock or warrants. If Ridgewood declines to make a market in the common stock and warrants, we will have to locate at least one alternative market maker in order for our common stock and/or warrants to be listed on the OTC Bulletin Board. Moreover, in order to obtain listing on the Nasdaq National Market or the Nasdaq SmallCap Market, we will need to find two market makers. Failure to find at least one market maker would preclude our listing on the OTC Bulletin Board, which would limit trading in our stock and/or warrants. This could make your investment in BioMarine highly illiquid.

Forward Looking Statements. This Prospectus and the information incorporated into it by reference contains various "forward-looking statements" within the meaning of federal and state securities laws, including those identified or predicated by the words "believes," "anticipates," "expects," "plan" or similar expressions. Such statements are subject to a number of uncertainties that could cause the actual results to differ materially from those projected. Such factors include, but are not limited to, those described under "Risk Factors." Given these uncertainties, prospective purchasers are cautioned not to place undue reliance upon such statements.





                             USE OF PROCEEDS

We estimate that the net proceeds we will receive from the offering, after deducting the underwriter's commission and other estimated offering expenses, will be approximately $9,125,000, assuming an initial public offering price of $850 per unit and the sale of all of the units. We will not receive any proceeds from the sale of any shares by selling shareholders.


 Amount         Percent

Total Technical Wages/Salaries                        295,000           3.2 %

Administrative Personnel Salaries/Wages (1)           182,000           2.0 %

Project Travel                                        115,000           1.2 %

Equipment                                           2,818,358            31 %

Materials/Supplies                                    233,800           2.6 %

Technical Advisors & Subcontractors                   247,000           2.7 %

Insurance/ Platform Repairs                           253,816           2.8 %

Rent & Utilities                                        22,800          0.3 %

Marketing/Telephone/
Environmental Monitoring                               190,800          2.1 %

Working Capital                                     3,969,114          43.4 %

Contingency @ 10%                                      397,312          4.3 %

Debt Restructure                                       400,000          4.4 %

Total                                               $9,125,000          100%

(1) The amount of proceeds to be used for administrative salaries includes $__________ which we plan to pay to Mr. John Hemmer, our Chief Financial Officer for his accrued salary for the period from _____________ to
_______________.

The allocation set forth in the above table is subject to change based upon actual rather than estimated expenses and changes in business conditions. Pending use of the proceeds as described above, we plan to invest the net proceeds in bank deposits and short-term, investment grade securities, including government obligations and money market instruments.

                              DIVIDEND POLICY

We have never paid cash dividends and have no plans to do so in the foreseeable future. Our future dividend policy will be determined by our board of directors and will depend upon a number of factors, including, our financial condition and performance, our cash needs and expansion plans, income tax consequences, and the restrictions Delaware and other applicable laws and our credit arrangements then impose.

                              CAPITALIZATION

The following table sets forth the cash, short-term debt and current maturities of long-term debt and capitalization as of December 31, 1999 on a pro forma basis as adjusted to give effect to the offering and the application of the estimated use of proceeds:

                                                 December 31, 1999

  Short-term debt                                $    531,037

  Long-term debt                                         -

  Stockholders' equity

    Preferred Stock, par value, $.01 per share:         3,741
    5,000,000 shares authorized; 294,140 shares issued or outstanding

Common Stock, par value, $.01 per share:                20,300
    25,000,000 shares authorized, 2,029,961
    shares issued and outstanding

  Additional paid-in capital                         1,798,603

  Total capitalization                                  80,243


                                 DILUTION

The deficit in our net tangible book value as of December 31, 1999 was approximately $450,794, or approximately $0.22 per share of common stock before giving effect to the offering. The deficit in net tangible book value per share represents the amount by which our total liabilities exceed our net tangible assets as of December 31, 1999, divided by the number of shares of common stock then outstanding. After giving effect to the sale of all of the 1,250,000 shares offered by BioMarine hereby (taking no account of the warrants being offered) and deducting the underwriter's commission and estimated offering expenses of $1,500,000 payable by us, our pro forma net tangible book value as of December 31, 1999 would have been approximately $8,674,206, or approximately $2.64 per share. This is based on an assumed IPO price of $850 per unit, allocating all of the IPO price to the shares and not taking account of the warrants or the shares underlying the warrants. This represents an immediate increase in pro forma net tangible book value of approximately $2.86 per share to existing shareholders and an immediate dilution of approximately $5.86 per share to new investors purchasing Units of this offering. The following table illustrates this per share pro forma dilution:

Assumed initial public offering price per share                        $8.50
  Net tangible book value (deficit) per share before this offering   $(0.22)
Increase per share attributable to new investors                      2.86
As adjusted pro forma net tangible book value per share after
the offering                                                            2.64
Dilution per share to new investors                                     5.86

The following table summarizes as of December 31, 1999, the difference between the existing stockholders who purchased their shares of common stock within the five years ending December 31, 1999 and new investors in this offering with respect to the number of shares of common stock purchased from us which are currently outstanding, the total consideration paid and the average price per share paid at an assumed initial public offering price of $8.50 per share (before deducting commissions and estimated offering expenses payable by us):

                            Shares Purchased       Total Consideration
                            ----------------       -------------------
                                                                       Average
                                                                         Price
                                                                          Per
                            Number      Percent    Amount      Percent   Share
------------------------------------------------------------------------------
 Existing stockholders
purchasing within the past
five years                 1,321,896    51.4%   $3,304,740    23.7%   $2.50

  New investors            1,250,000    48.6%   10,625,000    76.3%    8.50

        Total              2,571,896    100%    13,929,740    100%

? Certain of the shares indicated were issued in exchange for services rendered. For purposes of this calculation, the value of these services has been estimated at and presumed to be $2.50 per share issued .

The foregoing analysis includes only shares of common stock issued within the past five years and does not include any shares which are issuable pursuant to various warrants of BioMarine, including the warrants offered in this offering.


                           SELECTED FINANCIAL DATA

The following selected financial data has been derived from the financial statements of BioMarine for the years ended December 31, 1999 and 1998. The financial statements for each of these fiscal years have been audited by
Reznick, Fedder & Silverman, independent certified public accountants.   The
following selected financial data should be read in conjunction with and are qualified in their entirety by BioMarine's Financial Statements and the notes thereto as well as Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Registration Statement.


                                       For the Year Ended  For the Year Ended
                                        December 31, 1999   December 31, 1998
  Operating Data
  Revenue                                $ 133,920              205,613
  Salaries, wage and benefits              144,713              185,442
  General and administrative expenses       54,832              119,436
  Total costs and expenses                 324,017              625,741
  Net (loss)                              (190.097)             (420,128)
  Net loss per common share outstanding     $(0.09)               $(0.21)
  Weighted average number of shares
  of common stock outstanding             2,028,461             1,976.593

   Balance Sheet Data
  Current assets                              1,982                 7,020
  Total assets                               80,243               267,710
  Current liabilities                       531,037               421,991
  Long term liabilities                        -                  111,416
  Shareholders' (deficit)                  (450,794)             (265,697)
 Working Capital                           (529,055)             (414,971)



MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion and analysis should be read in conjunction with the audited consolidated financial statements appearing elsewhere in this prospectus.

 Overview

BioMarine was incorporated in the State of Delaware on October 3, 1989. Prior to December 30, 1998, we operated under the name Sea Pride Industries, Inc. The accompanying consolidated financial statements include the accounts of BioMarine and its three subsidiaries, Sea Star Industries, Inc. ("Sea Star"), and Sea Trek Industries, Inc. (Sea Trek), which are wholly owned subsidiaries; and Sea Pride Capital Corporation (SPCC), a 75 percent owned subsidiary.

Together with our president, Mr. John Ericsson, we have researched, designed and developed our proprietary, state-of-the-art patented Sea Star Oyster Relay System to produce cleansed oysters harvested from open nonpulluted as well as from conditionally closed coastal areas of the Gulf of Mexico. Our president has also designed, developed and patented the Sea Trek Ocean Farming System to produce redfish, striped bass, mahi mahi and other marine finfish species in the Gulf of Mexico. The president has licensed this system to us.

We have not yet commenced our commercial operations and have produced only limited oyster products for sale using a pilot program with our Sea Star Oyster Relay Project. We expect to commence commercial operations if we are able to raise adequate capital to permit construction of cages, equipment and operating facilities necessary to conduct such operations. We have had only limited revenues to date none of which have been from our anticipated
commercial operations.   Therefore, in addition to a comparative analysis of
our results of operations for the past two years, we have included below a Plan of Operation for the next twelve months. The plan is only tentative and is subject to change for any number of reasons.

Results of Operations

Year ended December 31, 1999 compared with year ended December 31, 1998

Revenues for the year ended December 31, 1999 were $133,920, representing a decrease of $71,693, or 37.5%, over $205,613 for the year ended
December 31, 1998. None of these revenues were from our anticipated mariculture operations. $111,667 in revenues for fiscal 1999 were attributable to a one-time gain on the sale of certain equipment. During fiscal 1998, $190,943 in revenues were attributable to the rental of equipment?.

Salaries, wages and benefits for the year ended December 31, 1999 were $144,713, representing a decrease of $40,729, or 21.9%, over $185,442 for the year ended December 31, 1998. The decrease was mainly because Mr. John Ericsson, our President and Chief Executive Officer, waived a portion of his salary during 1999 .

General and administrative expenses for the year ended December 31, 1999 were $54,832, representing a decrease of $64,604, or 54.1%, over $119,436 for the year ended December 31, 1998. This decrease was attributable to the transfer of certain expenses to Gulf Marine Institute of Technology.

Legal and professional fees for the year ended December 31, 1999 were $56,508, representing a decrease of $90,858, or 61.7%, over $147,366 during the year ended December 31, 1998. These fees were mainly for outside professional consultants which we used to a lesser extent during 1999.

Primarily as a result of these cost decreases, total costs and expenses decreased $301,724, or 48.2% from $625,741 during fiscal 1999 to $324,017 during fiscal 1998.

For the year ended December 31, 1999, we experienced a net loss of $(190,097), which represented an increase in net income of $230,031 over the net loss of $(420,128) during the year ended December 31, 1998.

Plan of Operation

First Quarter

During the first fiscal quarter following the date of this prospectus, BioMarine plans to contract with a team of consultants for the project. Upon receipt of all necessary design approvals, the equipment and design of our third-party manufactured mariculture systems will be evaluated for approval by BioMarine and GMIT for use at its mariculture sites. We then plan to acquire, lease or hire vessels to be used as transport for personnel, equipment and
fingerlings.   We intend to enter into contracts with construction companies either to convert the existing GMIT platform into a mariculture facility or to acquire a salvaged platform for the Alabama site for conversion. Renovations will then begin, and personnel will be hired to perform initial day to day operations of the mariculture project. Once the platform is renovated, normal maintenance of the systems onboard the platform will be continually conducted to ensure peak performance. The finfish feed systems to be used will be designed and constructed for the specific need of the fingerling stocks during the first quarter and will continue through the second to third quarter. The harvest and transfer systems will also be designed and constructed during this period. We plan to design and construct an onboard finfish hatchery for the platform complex during the first two quarters, and to expand the hatchery until it reaches its maximum sustainable production level. Simultaneously with the renovation and/or conversion of the platform to sea farming, with our technical consultants' support, we will select fingerling species and the source from which they will be provided. Fingerlings will be restocked at the time of harvest during the third, sixth, ninth and twelfth month of the second year of the project. In the first month of the first quarter of the project, we plan to purchase one to three SeaStations TM for use as one of the cage systems for fingerling growout. The anchoring system for the SeaStationTM is expected to be validated. In the third and fourth months, we expect to evaluate and approve the final design of the systems to be utilized. During the fourth month of the project additional SeaStationTM systems are to be delivered to the site, installed by the manufacturer and made ready for operation. While the SeaStationTM is being installed in the first quarter of the project, the vacuum transfer system will be attached to the cage for fish transfer at the site. The automatic feeding system is also expected to be attached to the cage system during this time.

Second Quarter

During the second quarter of the two-year start-up of the mariculture project, the platform will be ready for full operations. The SeaStationTM will be ready for operations after being installed and fully tested. Personnel will be trained by the manufacturer and industry partners to perform all aspects of operation of the cage system, i.e., stocking, cleaning, maintenance, harvesting, etc.

Third Quarter

During the second and third quarters, we expect the project to be in full operation. Placement of wild caught finfish obtained by sponsorship of live fish rodeos through recreational fishing tournaments, will stock wild caught fish into several SeaStation TM cages until fingerlings from the platform
hatchery can be introduced into cage systems.   By the end of the third
quarter, we expect to have completed the renovation and final testing and approval of all systems.

Fourth Quarter

In the fourth quarter of the mariculture project, we plan to discuss and evaluate the feasibility to expand the project and to determine how the project should be commercially developed into a fully developed site.

Liquidity and Capital Resources

At December 31, 1999, we had cash in the amount of $1,982, current liabilities of $531,037 and a deficit in working capital of $529,055. During each of 1999 and 1998, we experienced negative cash flows of $(288,892) and $(392,086) from operations. To date, we have primarily funded our operations through the issuance of securities and borrowing. We estimate that the proceeds of this offering will be sufficient to fund our planned mariculture operations for the near term. However, we may need additional financing if such proceeds prove insufficient, and such financing may not be available on terms favorable to BioMarine. We may need to issue additional securities in order to obtain such financing.


                                    BUSINESS
General

BioMarine is a development stage company. Our president, John D. Ericsson, has researched, designed and developed proprietary, state-of-the-art marine aquaculture production systems (the Sea Trek Ocean Farming System and the
Sea Star Oyster Relay System) to produce finfish and mollusks initially in the Gulf of Mexico, off the coasts of Texas and Alabama. We have obtained all required permits in order to conduct our proposed Sea Trek Ocean Farming System operations and to establish project eligibility for loans, federal research grants, and federal loan guarantees and matching funds. We believe that our Sea Trek Ocean Farming project will be a state-of-the-art marine aquaculture production system that will be one of the first and largest (500 acres in Texas) offshore marine aquaculture production systems licensed and permitted by the federal and state governments for use in the Gulf of Mexico.

Although BioMarine originally intended to build the patented Sea
Trek Ocean Farming mariculture platform to support the fish farming systems, we have learned that it is much more economically viable to acquire existing oil and gas platforms that are no longer in production for conversion into mariculture operations. According to a study done by the Minerals Management Service in 1996, Mariculture Associated with Oil and Gas Structures: A Compendium, there are nearly 4,000 oil and gas platforms in the Gulf of Mexico. These structures range in age from brand new to roughly 30 years old; in size from single well caissons to large, multi-pile platforms with crew quarters, cranes, heliports and all of the amenities necessary to sustain a 365 day a year sea farming operation. The platform sites' water depths range from a few feet to over 1,000, and in distance from shoreline to more than 130 miles offshore.

There are some obvious opportunities for mariculture operations from existing platforms: They would provide a permanent solid base from which to conduct operations; provide a stable base for storage, feed delivery equipment and utilities (power, environmental monitoring, etc.); the existing offshore oil service infrastructure offers transportation and project support systems. Platforms are well known as artificial reefs. This abundance of associate sea life suggests a healthy environment suitable for cultivation of fish and shellfish. The offshore location tends to moderate swings in temperature and water currents which help make the cage system more self cleaning, providing new, oxygenated water and removing wastes from fish and feeding.

BioMarine's sea farming technologies, when fully developed, could result in the ability to restock the natural marine environment with fast growing farmed reared Gulf species and thus reduce some of the pressure on wild stocks for human food production and with further research, cold water species as well.

We were incorporated in the State of Delaware on October 3, 1989. Prior to December 30, 1998, we operated under the name Sea Pride Industries, Inc. Our principal executive offices are located at 1198 Gulf Breeze Parkway, Suite 8A, Gulf Breeze, Florida 32561 and our telephone number is (850) 934-8888. Unless the context otherwise indicates, the terms BioMarine and Company as used in this Memorandum refer to BioMarine Technologies, Inc.


Industry Overview
Farming of Pacific and Atlantic salmon species is one of the best examples of commercialized mariculture technology. Based on our research, the salmon farming industry is currently achieving $4 billion in annual sales. Thirty-five percent of the salmon consumed worldwide is produced through mariculture
(FAO). The dominant producer of farm-reared salmon is Norway with 548,950,410 pounds in 1995. Advances in production technologies related to genetic improvements, feeds, aeration, sea cage systems, and new strategies to control disease have lead the Company to an opportunity to farm fast growing Gulf marine finfish like Cobia (Lemonfish, Ling) and Mahimahi. BioMarine will expand the success of the mariculture industry into the United States Gulf of Mexico and worldwide.

Channel catfish is the dominant fresh water aquaculture species in the United States with 202.8 metric tons (447 million pounds) produced in 1995. Other important fish cultured in the U.S. include salmon, trout and tilapia. Commercial culture of fast growing Gulf species like Cobia (Lemonfish, Ling) and Mahimahi has yet to be developed in the Gulf mariculture industry.

Fish farming, or aquaculture, which started in China approximately 4,000 years ago, is becoming as sophisticated as the beef and chicken industries in the United States. Techniques that have been developed in university laboratories and in private research in the last decade are now being put to commercial use. These innovations, along with an expanding market for seafood and increasing governmental support, have fostered significant growth in aquaculture. Aquaculture has increased the variety of fish available to consumers and has helped to restore supplies of some species, like sturgeon, salmon, redfish, striped bass, snappers and groupers that became scarce as their natural habitats disappeared or were over-fished.

The demand for seafood as the primary diet for people of all ages is increasing worldwide. Several estimates suggest that harvest from the world's oceans has approached the limits of wild fish stock productivity. The National Marine Fisheries Service (NMFS) Strategic Plan has noted that this deficit cannot be entirely mitigated by the rebuilding of wild stocks. Even a significant rebound in wild stocks will not be able to meet the growing global demand for seafood. The Food and Agriculture Organization of the United Nations reports that production of seafood products for human consumption at the turn of the century will need to increase by approximately 20 million metric tons over the 1983 level in order to maintain present per capita fish consumption levels. This would require a 28% increase in wild fishery harvests, which is not feasible. U.S. demand for seafood is expected to increase by 1.4 million metric tons annually due to population growth alone.

Global commercial harvest of wild caught fish peaked at 89 million metric tons in 1989. Since then, stagnation or decline has replaced the long-term growth trend. For the past two decades, the fishing industry has had to increasingly face the result of extracting fish faster than populations can reproduce. Pressure from commercial fishing is so intense that 80-90 percent of the fish in some populations are removed every year. Commercial trawlers chasing ever-decreasing fish populations have cost taxpayers billions of dollars. To catch $70 billion worth of fish, the fishing industry recently incurred costs totaling $124 billion annually. The governments of the trawling nations have subsidized as much as $54 billion in deficits annually.

Although the world's commercial harvest has been stable for the past several years the economic value of the harvest has declined as fishermen are forced to harvest less desirable species because of the decline of more commercially valuable stocks.

Redfish, Striped Bass, Grouper, Cobia, Tuna, Mahi Mahi vis-a-vis Catfish
Industry

The Channel catfish is the most important aquaculture fish in the United States. Annual production of catfish has grown from under five million pounds in 1969 to an expected 595-605 million pounds by the end of 1999. According to a March 5, 1999, report by the Economic Research Service, U.S. Department of Agriculture, growers reported that as of January 1, 1999, they anticipated that 175,220 acres of ponds were used during the first half of 1999, up two percent from the revised estimate of the acreage used in 1998. Most of the increase is attributed to a five-percent increase in the acreage in Mississippi.

Catfish farmers reported that total sales in 1998 reached $469 million, 10 percent higher than the revised figure of $427 million for 1997. Food-size fish sales totaled just under 600 million pounds, up five percent from 1997, and averaged 74 cents per pound, up four percent. Fingerling sales increased 31 percent to $20 million, as the volume rose 29 percent and prices increased slightly. Most of the increase is attributed to higher sales by Mississippi growers.

While fresh water Channel catfish are entirely different from marine redfish, striped bass, cobia, fluke, grouper, tuna or mahi mahi, useful comparisons can be correlated to make some reasonable assumptions. First, and perhaps the most important, these fish do not suffer an image problem, as does the catfish. In fact, redfish, cobia, tuna, grouper, fluke and mahi mahi have good reputations among consumers. Marketing campaigns conducted by the catfish industry have been quite successful and are representative of how fish consumption habits can be influenced. Therefore, the impressive quantities of catfish being sold today could serve as a minimum indicator of the market potential for redfish, cobia, fluke, flounder, tuna, grouper and mahi mahi.


The BioMarine Solution

The Sea Trek Ocean Farming System

BioMarine intends to introduce a modified version of the patented Sea Trek Ocean Farming System, a proprietary, (developed by BioMarine's president, John
D. Ericsson, see Certain Transactions), state-of-the-art system, for the offshore fish farming industry. The initial system is planned to be comprised of: a four (4) platform complex owned by Gulf Marine Institute of Technology
(GMIT) off Port O'Connor, Texas with the SeaStationTM ballastable Sea Cage System (see Cage System in diagram 18-A). The platform that the system will be used from will have an automatic feeding system that provides the fish with pelletized food. The platform will also contain a research laboratory, hatchery, and fingerling production laboratory, crew quarters, classroom and heliport. While BioMarine believes the Sea Trek system to be state-of-the art, a full sized barrel cage system has not been built yet. However, a 1/20-scale model of the barrel cage was built and was then tested at the Massachusetts Institute of Technology in 1995. The barrel cage system shown in the diagram 18-A below and on page 19 may be built and tested later in the project development.


[Diagram 18-A (Sketch of barrel cage system).]


The Sea Trek system has a patented barrel cage invented by John D. Ericsson and designed to operate in most deep offshore marine conditions. Under normal conditions, the Sea Trek and SeaStationTM system would be semi-submerged.
Each cage system is lifted by an automatic ballast system controlled from the platform.


[Diagram 19-A (sketch of individual barrel cage).]



In rougher conditions, these two types of cages can be lowered until the top is level with the surface, thus reducing the impact of the waves. During stormy conditions (i.e., wind force 12+), the systems can be completely submerged to the desired depth in order to avoid high waves and heavy swells. In the event of hurricane force winds, the system cages can be lowered from the platform control station and anchored along the sea floor until the weather conditions return to normal.


[Diagram 19-B ("Evolution of the SeaStation TM Sea Cage).]

During specific operations such as harvesting, grading, defouling, close inspection, etc., the system can be deballasted or lifted out of the water to leave them over halfway out of the water. The Sea Trek barrel cage of the two system types has sufficient buoyancy to revolve 180 degrees to any desired position so that one-eighth of the cage is exposed to the sun. This exposure will dry off the seaweed and reduce fouling organisms and allow pressure washing of each cage.


The Sea Star Oyster Relay System

We intend to introduce the Sea Star Oyster Relay System, a proprietary, state-of-the-art system for the offshore oyster farming industry. The patented Sea Star system, is designed primarily to containerize oysters for relaying to high-salinity, clean water areas to enhance the quality of the oyster for half-shell marketing and raw oyster consumption by increasing the oyster's salt content and reducing the potential illness risks associated with raw consumption. It takes advantage of the oyster's natural ability to cleanse itself in offshore, clean waters that lack contaminants (chemicals, pathogens, bacteria associated in the oyster's natural coast habitat, etc.).


[Diagram 20-A of SeaStar Oyster Relay System.]


Hundreds of thousands of acres of natural oyster reefs, beds and farms throughout the Gulf of Mexico region are lost annually from production because of polluted land runoff, domestic wastewater effluents and invasion of coastal waters by the marine bacterium Vibrio vulnificus. This bacteria has resulted in sickness and/or deaths of numerous at-risk persons who have immuno-compromised health conditions. As a result of the expanding pollution, millions of dollars worth of oysters cannot be utilized and/or must undergo an approved cleansing method (e.g., controlled purification: depuration or relaying).

Feasibility Study

BioMarine's subsidiary, Sea Star Industries, Inc., evaluated the commercial viability and cleansing efficacy of the relaying process in 1995, in which the results demonstrated that the process: (1) allows for the natural biological cleansing of the oysters (i.e. E.coli); (2) reduces the level of Vibrio vulnificus bacteria in oysters, a potentially deadly pathogen that thrives during warm water months in the Gulf of Mexico, and; (3) increases the salt content of the oysters, thereby enhancing the flavor.

The tests were conducted in federal, offshore, high-salinity waters of the Gulf of Mexico off the Mississippi coast near Horn Island. This area meets the National Shellfish Sanitation Program guidelines for approved area classification. The USFDA conducted its own study in March 1996, which verified the Sea Star cleaning process for E.coli and Vibrio vulnificus bacteria.

Potential Oyster Production

As an example of potential oyster production, an estimated 200,000 sacks of commercial oysters could be harvested annually from restricted areas if depuration and/or relaying were permitted. At the average value of $15 per sack, those 200,000 sacks represent a $3 million resource. The cleansed, high-salinity oysters could bring up to $35 per sack premium over conventional wild-harvested oysters. This would raise the commercial value of 200,000 sacks of cleansed oysters to approximately $10 million (one economic snapshot of how off-bottom relaying could affect the oyster industry in just one of the five Gulf states, i.e. Texas). Multiply these numbers by the vast thousands of oyster bed acres located in restricted or closed-area waters in other Gulf and Atlantic states and the economical impact potential of the oyster cleansing process becomes readily apparent.

Activities to Date
Activities to Date
BioMarine's activities to date have been mainly limited to assisting in the development of the Sea Trek Ocean Farming System and researching the potential of the Sea Star Oyster Relay System, securing licenses and permitted sites for mariculture operation and raising capital from investors. BioMarine has conducted testing of the Sea Star System off the coast of Mississippi and test-marketed the oyster products.

First Site - Texas

BioMarine has received permits to cooperate with GMIT in a 500-acre permitted project site located in Texas State waters in Matagorda County, Texas. On June 4, 1999, the U.S. ACOE issued Permit No. 11830(09), an amendment modifying the project purpose of the permit to change the use of an existing oil platform complex owned by GMIT from extraction of petroleum products to commercial mariculture production at a site in the SW/4 of State Tract 526-L, Matagorda Anchorage Area. If BioMarine is able to raise the necessary capital, a minimum of $9.0 million, (of which there is no assurance), the Texas Sea Trek Ocean Farming project is planned to be BioMarine's first offshore mariculture project. If BioMarine raises less capital than required to initiate the Sea Trek project but at least $500,000, BioMarine plans first to start the Sea Star Oyster Relay System operation described on page 18.

Although BioMarine is permitted to use the Texas platform for development of the project, the permit is in the name of GMIT as the owner of the platform. As a condition to the issuance of the permit, GMIT was required to grant to the Government Land Office a lien against the platform and the right to tear it down or decommission it at any time at the option of the GLO. GMIT was also required to post a bond for the payment of demolition expenses should the GLO exercise its rights to have the platform torn down. In addition, the platform cannot be used as collateral or otherwise encumbered or hypothecated without the permission or a waiver from the GLO. In the event that GMIT is required to tear down the Texas platform, BioMarine expects that it would continue with its plans for the Alabama project which is described below.

Second Site -- Alabama

The second proposed Sea Trek Ocean Farming project involves the acquisition of a salvaged oil and gas production type platform for the Alabama permitted site. The platform may be donated, refurbished or acquired prior to abandonment or be purchased as a refurbished platform, from a firm such as J. Ray McDermott International that salvage oil and gas industry platform complexes worldwide. The acquisition and renovation of such a platform is expected to require about six months.

On November 2, 1993, the United Army Corps of Engineers issued a Department of the Army Final Permit Number AL93-01004-M authorizing BioMarine to construct and site the Sea Trek Ocean Farming project at the proposed location within a 500 acre area designated for commercial fish farming. The permit was renewed on April 27, 1999 and extended until September 30, 2002. The project location is in the Gulf of Mexico approximately four miles southeast of Fort Morgan, Alabama. BioMarine has received all permits required for its finfish ocean platform mariculture operations at this site.

On October 21, 1993, the United States Environmental Protection Agency region IV in Atlanta, Georgia issued an acknowledgment letter of receipt of BioMarine's completed application for a National Pollutant Discharge Elimination System (NPDES) permit and assigned it for issuance in the near future.

On August 10, 1993, the Alabama Department of Environmental Management certified the proposed project to meet coastal management certification requirements.

On September 22, 1993, the Exxon Company, U.S.A. granted BioMarine permission to install and operate a mariculture platform in Exxon's mineral lease in Block 827 in the Mobile area of the Gulf of Mexico.

Insurance

BioMarine intends to obtain the normal and necessary insurance coverage for its property and operations. In this connection, BioMarine intends to apply for crop mortality catastrophic insurance coverage, which is currently offered in the USA by a leading AA+@ Rated Casualty Insurance Company, on its fish and oyster operations when these systems are installed and operational. BioMarine hopes to be able to purchase 20% deductible coverage against loss from:
1)         Disease as defined
2)         Flood & Tidal Wave
3)         Storm Damage, Subsidence, Landslip,
Structural Failure, Breakage, or Blockage
Of any part of the Water Supply System
4)         Drought, Freezing, Lightning, Explosion &Aircraft
5)         Mechanical Breakdown or Accidental damage to Machinery and other installations
6)         Electrical Breakdown, Failure or Interruption of the
                  Electrical Supply and Electrocution
7)         Deoxygenation due to Plankton Bloom or High Water Temperature
8)         Pollution as defined
9)         Malicious Acts, Theft & Predation

Although the Company has determined that seafood crop insurance is available, there can be no assurance that BioMarine will be able to obtain crop mortality insurance coverage of any kind or type until it obtains successful production of seafood products.


Sea Farming Products

Sea Farming Products
Redfish, Cobia and Mahi Mahi

The redfish, also called channel bass or spot-tailed bass on the East Coast, has been over-fished so rapidly that its stocks have been substantially depleted, especially since the blackened redfish popularity was started by Chef Prudhomme. The well-known New Orleans chef created the recipe for blackened redfish in 1980. The national Cajun food craze was on and has not abated to date. This created such a demand for redfish that historic catches from state waters became inadequate to meet the demand. Consequently, less desirable bull reds (mature redfish) became attractive to purse seining operations in Federal waters in the Gulf of Mexico. As a result, Federal waters were quickly threatened by over-fishing and were closed by emergency Federal regulations in July 1986. This action has left an unfilled gap in the redfish supply. Unlike other popular seafood products such as marine shrimp, salmon, oysters and tuna, redfish is currently unavailable from international sources, except Mexican substitutes, such as Covina. Therefore, the demand and price of redfish have risen dramatically. Juvenile redfish, known as rat reds in the south and as puppy drum on the Atlantic coast, have always been prized by local fisherman for their firm, flaky white meat when cooked. Redfish can be prepared in many ways because of the firm texture and ability to accept seasonings.

Mahi mahi or dolphin fish, has two species in a family of their own. The better known of the two is up to five feed long with a maximum weight of 67 pounds and should not be confused with the dolphin, a mammal. Mahi mahi live in tropical seas, alone or in schools. Mahi mahi kept in the Marine Studios in Florida had to be fed three times a day, indicating that they were living at a fast rate, rapidly using up energy and requiring a large quantity of food to replace it. Part of this energy is taken up in rapid growth. The 52 captive mahi mahi were at most 16 inches long and 1.5 pounds in weight when put into the aquarium. One was measured and weighed 4 2 months later. It was 45 inches long and weighed 25 pounds. Three months later, two more were found to be 50 inches long and up to 37 pounds in weight. More recent studies at the Oceanic Institute of Hawaii indicate that one inch fingerlings grew to a 4.4 pound fish in under 150 days, making it the potential sea cow of mariculture in the Gulf of Mexico. Demand for mahi mahi easily outstrips the market. For example, Hawaii alone imports approximately 2,000 tons of mahi mahi each year.


Redfish and cobia are found throughout the Gulf of Mexico and up the Atlantic Coast, northward to the Carolinas, with Mahi also found off the Pacific coast of Latin America. Redfish congregate in large schools to spawn during the fall. This characteristic allowed them to be captured en mass through the use of purse seines, huge nets and spotter plane before State and Federal regulations protecting the fish were imposed. The commercial fishery has historically targeted two to ten pound redfish that inhabit near-shore, state-regulated waters. State jurisdiction extends three nautical miles off-shore, except for Texas and Florida, which extend nine miles. The total annual commercial catch from state waters off the Gulf of Mexico averaged about three million pounds (range: two to five million pounds) before redfish bans were placed on commercial fishing. By comparison, BioMarine's first commercial fish-farming project has been designed to grow over 1.2 million pounds of redfish, mahi mahi and cobia per vessel.

Redfish are now being reared in aquaculture projects in the southern United States. It has been forecast that it will take over 10 years for the aquaculture production of redfish to catch up to the demand for the fish in the markets. Redfish grow to market size in approximately 18 months in nature with mahi mahi reaching market size in only six months. The desired market size is between two to five pounds. Fish that are grown in warm water with abundant natural food have reached weights of over five pounds in one year.

Cobia, also known as ling or lemonfish, is a widely distributed migratory species of significant commercial and recreational value as a fishery. Commercial landings of Cobia in the Gulf and Atlantic region from 1991-1996, totaled1,046 metric tons (1151 tons) with an average ex-vessel value of $7.80 per kg. ($3.54 per lb.) (NMFS 1998). Commercial scale culture of Cobia has never been attempted n the United States; however, operations in Korea have successfully produced fingerlings and sold Cobia to Japanese markets at $4.88 per pound whole.

Some preliminary studies on growth rates and spawning suggest cobia has excellent potential for mariculture (Hassler and Rainville 1975; Calor et al
1994).

Grow-out Requirements and Techniques

Redfish are grown in both salt and freshwater and tolerate a wide range of temperatures and salinity. Redfish can survive near-freezing water temperatures (for a limited period of time), provided that they have developed an adequate layer of body fat and water salinity levels are approximately 20 parts per thousand. The natural Gulf of Mexico water temperature never drops below 50_F at the proposed project site. Therefore, fish cold-stress mortality should never occur. Growth rates of wild redfish vary widely, depending upon food availability and environment. Maximum growth occurs during warm months, when temperatures reach 79 to 86 degrees Fahrenheit. This temperature range generally occurs in the Gulf of Mexico during March through November.

Cobia, given their salinity and temperature requirements appear to be best suited to coastal cage culture. Cobia grow rapidly according to Dr. Joan Holt of the University of Texas Marine Research Center in Port Aransas, Texas, who stated that lb. (125 gm) cobia fingerlings were grown to 21-22 lbs. In just 18 months and can reach a maximum size of 132 lbs. (60 kg.) (Vaught-Shaffer and Nakamura 1989). Because of their rapid growth rates, excellent palatability and prolific spawning capacity, they offer excellent potential for commercial culture. These characteristics of cobia have been recognized in Taiwan as well, where they are under development as a mariculture species (Liao et al 1995).

The decreasing supply and increasing demand for fish and shellfish represents an excellent opportunity for aquaculture along the Gulf of Mexico. However, no species can be farmed on a commercial level until spawning techniques have been developed that provide growers with a steady and adequate number of fingerlings (juvenile redfish approximately on to three inches in size). In 1989, The Redfish Hatchery, Inc. in Pass Christian, Mississippi, started producing redfish fingerlings on a commercial level.

BioMarine's commercial operations sites are to be located four miles south of Fort Morgan, Alabama in federal waters of the Gulf of Mexico and 8.9 miles south of Port O'Connor, Texas in state waters. These locations have high quality saltwater, which provides warm saline water year-round to the grow-out system. As a result, since water quality and temperature are ideal at this location, BioMarine expects to meet or exceed its projected growth rates.

BioMarine's initial aquaculture efforts will involve the use of Norwegian-perfected salmon farming systems that have successfully reared millions of salmon to over 12 pounds in 18 months. This saline technology that utilizes computer-controlled automated feeding and fish monitoring systems will be adapted to rearing redfish, cobia and mahi mahi, as well as other marine species in the warm water of the Gulf of Mexico. BioMarine's aquaculture experts believe that three pound fish can be grown from 2 pound fingerlings with this technology in 12 to 18 months with mahi mahi and cobia taking only six months.

Controlled Spawning of Redfish

The initial stock of fish fingerlings will be obtained from suppliers located in the Gulf of Mexico region and appropriate foreign producers. BioMarine plans to produce future fingerling stocks by a controlled spawning system. Construction and/or acquisition of a hatchery is would provide BioMarine with the capability of supplying redfish, cobia and mahi mahi fingerlings for grow-out. Because the broodfish are not handled or harmed during the spawning process, they continue to spawn indefinitely. BioMarine's mariculture experts believe that the controlled spawning process perfected for Mediterranean sea bass and sea bream can be adapted to cobia, mahi mahi and other fast growing Gulf marine fish species. A research and development grant will be applied for by BioMarine through the National Institute of Standards & Technology. If successful, BioMarine could receive matching funds to help develop this important breakthrough in Gulf commercial mariculture technology.

Material Contracts

Non-Exclusive Patent License Agreements

We have entered into a Non-Exclusive Patent License Agreement, dated as of February 4, 2000, with John D. Ericsson, our president. Pursuant to this agreement, Mr. Ericsson has granted BioMarine and its subsidiary, Sea Star Industries, Inc., a non-exclusive license to manufacture, use, sell and otherwise practice the patented "Oyster Cleansing/Purification Array." This is the technology which underlies the Sea Star Oyster Relay System. Pursuant to the license agreement, we are to pay Mr. Ericsson five percent of either the gross sales from the processing of shellfish any receipts from the sale of the equipment. We are also to pay Mr. Ericsson ten percent of lease receipts due us on the equipment, less manufacturing, labor and material costs. These fees pertain to all devices made or used under the patent held by Mr. Ericsson.
We have entered into a similar Non-Exclusive Patent License Agreement, dated as of February 4, 2000, with Mr. Ericsson, pursuant to which Mr. Ericsson has granted BioMarine and its subsidiary, Sea Trek Industries, Inc., a non-exclusive license to manufacture, use, sell and otherwise practice the patented "Open Water Mariculture System." This is the technology which underlies the Sea Trek Ocean Farming System. The royalty payments under this agreement are on the same terms as the license agreement involving Sea Star Industries, Inc. described above. Similarly, these fees pertain to all devices made or used under the patent held by Mr. Ericsson.


The Market

The Market
Seafood Consumption in the United States

The United States is the world's largest importer of seafood. At least 50 percent of the seafood that Americans consume is imported. The United States' second largest importer, now ranks sixth in total volume of product landed, behind Russia, mainland China, Japan, Peru and Chile. In 1991, the U.S. landed
4.4 million metric tons of fish commercially and 128 thousand metric tons recreationally. World landings indicate that fish landings of conventional commercial wild species have remained virtually flat for the last few years (GCRL, 1992). The world is currently harvesting at or near the maximum available poundage from the earth's supply of wild stocks of fish.

It has only been in the last 20 years that various forms of aquaculture have developed as a commercial industry. In the United States, trout, catfish and salmon rearing have developed rapidly. Aquaculture provides the seafood industry with increased control over its product. Producers can better meet the demand of the market by adjusting size, quality and appearance of products. In addition, the survival rate from fertilized eggs to adult size can reach in excess of 50 percent in aquaculture environments versus roughly one percent in nature.

From a grow-out perspective, it is important to know what form and sizes the market demands. Most processing firms and restaurants prefer a three to four pound fish that will yield two, eight to 11.5 ounce filets. Presently, 61 percent of all U.S. seafood consumption is in restaurants. While the specialty shops and supermarkets are selling 48 and 40 percent of their fish as filets, respectively, the wholesaler distributors are selling 75 percent of their fish as filets. Therefore, the wholesalers are primarily interested in purchasing a gilled and gutted product, and to a lesser degree, a skin-off filet. They are also requesting fish in the round that can be supplied off the farm. Currently, prices for large volumes of bled whole round redfish, cobia and mahi mahi are as high as $4.00 per pound.

Retail supermarkets are aggressively seeking a greater share of the consumers' seafood dollar. Up to now, they have not pursued redfish aggressively because there is no steady dependable supply. A year round assured source of redfish, cobia and mahi mahi produced by BioMarine would be of great value since supermarkets could then advertise aggressively, knowing that they could supply the generated demand. This would be especially effective in the Gulf Coast area where regional favorites tend to make up the bulk of the sales.

Consumer Awareness

The number one cause of death in America today is heart disease. For years, researchers have known that the building of fatty plaque that narrows arteries and causes heart attacks is related to the cholesterol and saturated fat content of the diet. This knowledge has created consumer awareness and translates into less animal protein, such as red meat, eggs and dairy products, and a demand for more poultry and seafood.

America's new health awareness and growing rate for fish have raised seafood to a $16 billion annual business-compared with $12 billion revenue for chicken, which is cheaper, and $44 billion for beef. As a result of this industry grown, an increasing number of national restaurant chains have added fish to their menus. Major corporations, such as Hormel, Continental Grain and International Protein have started fish-farming operations. The demand for fresh fish keeps climbing despite prices for some species, ranging $7 to $10 per pound. However, unlike beef and chicken, fish offers a wide range of variety and prices. Throughout the United States, supermarkets have taken advantage of the seafood craze by stocking a greater variety of fish and enlarging and renovating their seafood departments. Although sales of frozen seafood have been stagnant, many supermarkets still sell more frozen than fresh seafood because of the seasonal supply issue from wild caught species and will pay a premium for year round supply of fresh seafood.

Analysis of the Redfish, Cobia and Mahi Mahi Markets

Traditionally, the redfish has been a staple in the Gulf coast and the Atlantic coast areas as far north as South Carolina. Only recently, however, the fame of the redfish's firm white meat and mild flavor has spread to the northeast and the far west. Because of this rise in demand, there is a change in perception of the market. A survey on this topic conducted by the Texas A&M Extension Service found that the firms closest to production, the processors and dealers, were less likely to deal in redfish. On the other hand, those closest to the consumer were more likely to have redfish as part of their product line. As an example, 75 percent of the supermarkets indicated that redfish was part of their product line. It should be noted that those firms that do not sell redfish stated that their primary reason for omitting redfish was that there was too much regulation of redfish. Farm-reared redfish and cobia are less regulated as a result of state permitting of aquaculture products, thus creating the possibility of an entirely new market. With items such as redfish and cobia traditionally sold on the fresh market, it is of the utmost importance to be close to the processor. A majority of the redfish in the United States is purchased from processors in Louisiana. Therefore, BioMarine plans to produce its redfish, striped bass and mahi mahi in close proximity to these processors in order to facilitate the marketing of the fish. This will give BioMarine an ready market for its products, that will grow rapidly at a continuous and predictable rate to reach the processors. Mississippi and Alabama have had as many as twelve major seafood processing companies within the State that were approved by the U.S. Department of Commerce (USDC). These USDC-approved processing plants represent a major market outlet for new, farm-reared products, or they may be employed to process Company finfish on a contract basis. There are only 127 USDC-approved processing plants in the entire United States, including Alaska and Hawaii.

There is one HACEP approved seafood processing plant located in Port O'Connor, Texas. Port O'Connor is the shore side base of the operations for the Texas project. The base and processing plant are just 12 nautical miles from the platform complex.

Initially, BioMarine intends to transport its finfish in refrigerated vessels and trucks to be processed within 24 hours of harvesting, into the retail market via ground and airfreight. This procedure will guarantee a fresher product that is not normally found in conventional fishing operations.


Market Strategy

Present Inability to Deliver Fresh Finfish to Market on a Perennial Basis

At present, the weakest link in the finfish market chain is the inability to provide a stable and timely supply of particular fish species with a guaranteed level of quality and freshness that can meet consumer and restaurant demand. If any company could satisfy that demand, it would virtually sell its fish before they are caught. BioMarine's redfish, cobia and mahi mahi grow-out operations intend to take advantage of this situation by producing a consistent size and quality of finfish on a year-round basis. The traditional market calls for a two to three pound fish that yields two, eight to ten ounce filets. Therefore, BioMarine proposes to rear a two to three pound fish in five months for mahi mahi and cobia and 12 to 14 months for redfish, snapper and grouper. We intend to build the name BioMarine into a nationally known brand name seafood product that will be trademarked, as Sea Pride, advertised by name and asked for by name because of its proposed guaranteed high quality and freshness.

Increasing Concern Over Environmental Damage Caused by Conventional Commercial Fishing Operations

We also plan to capitalize on the environmental awareness of today's consumer. Events such as the environmental conference in Rio de Janeiro have served to underscore to the consumer the dangers faced by the earth's wildlife. Considerable damage is being levied upon sea life through the course of normal commercial fishing operations. To produce one pound of marketable seafood in a given catch, another 12 pounds of sea life is sacrificed because the huge nets used commercially do not permit an escape for unwanted sea life. Today's consumer is more inclined to purchase a product from a company that is considerate and protective of the environment. The BioMarine process is protective of the environment and will serve to replenish the seas rather than diminish their abundance.

Concerns Among Consumers Regarding Quality of Seafood Currently on the Market

Recent articles in The Wall Street Journal and Consumer Reports highlight the very legitimate concerns of consumers who have discovered that seafood products available to them in restaurants, supermarkets or other outlets are not only not fresh and not U.S. Government inspected, but these foods may be actually hazardous to their health. Since BioMarine's fish will be grown in a controlled natural environment in the interest of producing the highest quality fish and oysters, BioMarine intends to have each harvest inspected by the U.S. Department of Commerce in order that the fish can be packaged under new FDA processing requirements. The demand for quality and consistency of seafood supply is so great that BioMarine has received letters of interest from a major U.S. seafood distribution company regarding exclusive rights to market all the seafood that BioMarine may produce.

Initially, BioMarine intends to produce whole-unprocessed finfish and oysters for sale to existing third-party processors. However, once minimum production levels are reached, BioMarine plans to focus its marketing efforts on filet products that are vacuum sealed for extended shelf life, prepackaged with and without nationally recognized seasonings, including smoked or blackened recipes, and in various sizes of microwaveable containers for restaurants, gourmet specialty retailers, catering companies, supermarkets and other institutional markets. BioMarine believes that a substantial market is available worldwide for these packaged filet products at $10 to $12 per pound. Marketing studies will be conducted by BioMarine to determine alternatives for all products reared during the first 18 months of commercial operations.

Competition


The maritime aquaculture industry is highly competitive and consists of substantial competing companies and organizations worldwide. More than half of the industry's revenues are generated by the largest ten maritime aquaculture companies and organizations, and the remainder is attributed to other substantial companies and organizations. More than ten companies worldwide have annual revenues in excess of $100 million. Thus, there is a substantial number of companies and organizations worldwide that could compete with BioMarine, either directly or indirectly, in its markets, all of which have been established longer and have substantially greater financial resources than BioMarine.

However, there are no other mariculture ventures other than the Company currently operating in the Gulf of Mexico, nor are there any mariculture ventures that are permitted by the State of Alabama, Texas or the Federal government to operate in the Gulf of Mexico. Commercial redfish bans and size limits on most species are in place throughout the Gulf of Mexico. A few hatcheries producing insignificant quantities of fingerlings. Mariculture competition in the Gulf is expected to be minimal for the next several years. BioMarine believes that it has the potential to develop into the largest and most advanced finfish/oyster production facility in the Alabama and Texas areas of the Gulf of Mexico and the world.

Trademark, Copyright and Proprietary Rights

BioMarine intends to file trademark and copyright applications relating to BioMarine's proprietary Sea Pride Seafood products and the state-of-the-art marine farming production systems including the Sea Trek Ocean Farming and Sea Star Mollusk Cleansing systems developed by John D. Ericsson. If trademarks or copyrights were to issue, there can be no assurance as to the extent of the protection that will be granted to BioMarine as a result of having such trademarks or copyrights of that BioMarine will be able to afford the expenses of any complex litigation which may be necessary to enforce their proprietary rights. Failure of BioMarine's proposed trademark and copyright applications may have a material adverse impact on BioMarine's business. Except as may be required by the filing of trademark and copyright applications, BioMarine will attempt to keep all other proprietary information secret and to take such actions as may be necessary to ensure the results of its development activities are not disclosed and are protected under the common law concerning trade secrets. Such steps will include the execution of non-disclosure agreements by key Company personnel and may also include the imposition of restrictive agreements on purchasers of BioMarine's products and services. There is no assurance that the execution of such agreements will be effective to protect BioMarine, that BioMarine will be able to enforce the provisions of such non-disclosure agreements, or that technology and other information acquired by BioMarine pursuant to its development activities will be deemed to constitute trade secrets by any court of competent jurisdiction.

Government Regulation

Regulation of the maritime aquaculture field has been increasing and evolving. Although state laws regulating the maritime aquaculture field vary from state to state, BioMarine's belief is that such state regulation will have only indirect and minimal effect on its operations in the near term. BioMarine is unable to predict what government regulations, if any, will directly or indirectly affect its business. The maritime aquaculture industry is undergoing substantial changes, many of which result from cost containment pressures technological advances and regulatory efforts to respond to these developments. BioMarine cannot accurately predict the extent to which future changes in maritime aquaculture costs, treatment technology and industry regulations will affect its operations or profitability.

A stock-assessment study conducted by scientists from the National Marine Fisheries Service (NMFS) concluded that the high rate of inshore fishing of juvenile fish will reduce the spawning of stock below a level at which recruitment over fishing will occur. When recruitment over fishing occurs, the number of spawning fish is not adequate to maintain the population. If this happens, the entire fishery will collapse and may require decades of no fishing in order to possibly recover. State, Federal and university scientists have concluded that the inshore exploitation rates have been and continue to be higher than the level that is required to maintain the spawning stock. The NMFS study indicated that in order to ensure an adequate stock of spawning fish, the spawning stock should not be reduced below 20 to 40 percent of the stock size that existed before any fishing occurred. Therefore, the condition of the fishery is not good, and significant regulatory actions are being taken in order to assure that the spawning stock is restored and maintained. These regulatory actions have resulted in restricted harvest levels for fishermen in the near term, and will continue for some time in order to increase long-term productivity from the fishery.


BioMarine's sea farming technologies, when fully developed, could result in the ability to restock the natural marine environment with fast growing farm reared gulf species and thus reduce some of the pressure on wild stocks for human food production and with further research, cold water species as well..

The Gulf states are taking actions to regulate the inshore fishery to allow a minimum escapement level of 20 percent of the fish that would have escaped had there been no fishery. This means that 20 percent of each year-class of fish should be allowed to survive in the inshore fishery so they might migrate to the offshore spawning stock. Considering that annual escapement levels in Florida have been as low as one percent of each year-class as early as 1965, and much below 20 percent for other states in recent years, even attaining a 20 percent escapement level will require several years of strict regulation.

The NMFS, through implementation of a Fishery Management Plan (FMP), has taken actions to prohibit the harvest of redfish from the offshore spawning stock it allows only small allocations for incidental fishing by recreational and commercial users. An amendment to the FMP will prohibit any retention of redfish from Federal waters off Texas and Florida, where historical levels of escapement to the spawning stock were lowest. Therefore, for the immediate future, total landings of recreational and commercial users from Federal waters will not exceed 625,000 pounds annually.

Actions by the states to increase escapement of juvenile fish to the spawning stock will similarly reduce harvest for inshore waters. Texas Parks and Wildlife Department, which recognized over-fishing was occurring in their fishery in the mid 1970s, implemented more restrictive rules to reduce fishing harvest levels. Based on a legislative mandate, Texas implemented a prohibition on the sale of redfish in 1981. Presently, these regulations provide for a limit of five fish ranging in size from 18 to 30 inches in length for recreational fishing only.

Florida has recently closed it redfish (red drum) fishery to all harvest by emergency order, which will be extended by permanent order while they develop conservation measures to increase the escapement level. Florida is also considering passing legislation to halt or place a moratorium on commercial net fishing because the offshore waters are being stripped of commercial fish and other sea life. Alabama prohibits the sale of redfish from its waters and is presently considering reduced bag and size limits for their fishery. Mississippi limits the commercial catch to a 200,000-pound annual quota and the recreational catch by size and bag limits of ten fish. Louisiana's legislature closed redfish harvest until 1993 pending review.

Employees

As of the date of this prospectus, BioMarine employs two full time employees, Mr. John D. Ericsson and Ms. Sharon Bennet. Of these full-time employees, Mr. Ericsson, the Company's President, is engaged in administration and finance, and Ms. Bennet, the Company's Secretary, is engaged in the management of the office, administrative duties and bookkeeping.

Within the 12 months following the closing of this initial public offering, BioMarine intends to hire approximately five additional full-time employees. Of these additional full-time employees, one employee is planned to be engaged in administration and finance, one is to be engaged in development, marketing, sales and strategic planning and three are to be engaged in the engineering, development, construction, operation, and maintenance of the Sea Trek Ocean Farming System and the Sea Star Mollusk Cleansing System. Other consultants and specialists will be hired as independent contractors for specific projects required by BioMarine. (See "Technical Consultants.")

BioMarine believes that is future success will depend in large part upon its ability to recruit and retain qualified professional personnel. Competition for qualified professional personnel is intense, particularly in the geographical area in which BioMarine is located.

Facilities

BioMarine's principal executive office currently occupy approximately 1000 square feet of leased space located at 1198 Gulf Breeze Pkwy., Suite. 8A, Gulf Breeze, Florida 32561. BioMarine's telephone number is (850) 934-8888 and its facsimile number is (850) 934-8889.

BioMarine believes that its current facilities will meet BioMarine's office needs until the closing of this offering, and that suitable facilities will be available when, and if needed, to accommodate BioMarine's future operations.

Legal Proceedings

We are aware of no legal proceedings pending either against BioMarine or any of its subsidiaries.

MANAGEMENT

The officers and directors of BioMarine are as follows:

Name                                             Title

John D. Ericsson                 President, Chief Executive Officer, Director
Edwin W. Cake, Jr., Ph.D.        Director, Chief Science Officer
Sharon K. Bennett                Secretary/Treasurer
John W. Hemmer                   Director, Chief Financial Officer
Dr. S. Randall Hobgood           Director

All directors of BioMarine hold office until the next annual meeting of shareholders or until their successors are elected and qualified. At present, BioMarine's Bylaws provide for not less than one director nor more than nine. Currently, there are four directors of BioMarine. The Bylaws permit the Board of Directors to fill any vacancy and such director may serve until the next annual meting of shareholders or until his successor is elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships among any officers or directors of BioMarine. See
Certain Transactions.

John D. Ericsson, 53, has been Chief Executive Officer and President of BioMarine Technologies, Inc. since its inception in 1989. Since 1995, he has served as Managing Director and President of Gulf Marine Institute of Technology, a 501-(c)(3) publicly supported, non-profit research institute, where he has supervised marine research and and acquired $7.0 million in equipment and grants for mariculture development. From 1982 to 1989, Mr. Ericsson was an independent consultant in the fields of energy, cogeneration and marine aquaculture to various companies and institutions in the United States. From 1977 to 1982, Mr. Ericsson was an officer and director of an independent oil and gas company that developed over $10.0 million in oil and gas reserves. Mr. Ericsson holds a B.S. degree in business management and marketing from the University of Tulsa and is listed in Who's Who of American Inventors 1996-1998, holding U.S. Patents numbers 5,438,958, DES 362,508 for the Sea Trek Ocean Farming System and 5,628,280 for the Sea Star Oyster Relay System. He is a member of the World Aquaculture Society, the Aquacultural Engineering Society and has been honored by the Massachusetts House of Representatives for his outstanding contributions to the fishing industry. Mr. Ericsson and BioMarine's mariculture systems were featured in the October 23, 1995 issue of Forbes Magazine in the Science and Technology section. In October 1996, the Florida Department of Banking and Finance filed an Administrative Complaint against Mr. Ericsson and BioMarine, alleging violations of certain provisions of the Florida Securities and Investor Protection Act in connection with the offer and sale of securities. The matter was settled pursuant to a Stipulation and Consent Agreement with Final Order pursuant to which BioMarine paid a fine of $35,000.

Edwin W. Cake, Jr., Ph.D., 59, has been a director and Chief Science Officer of BioMarine since 1993. From 1994 to 1998, he served as President and a Director of Sea Star Industries, Inc., a subsidiary of BioMarine and a director of Gulf Marine Institute of Technology since 1995. Dr. Cake served as Aquaculturist and Secretary/Treasurer of Nauticulture Systems, Inc., from 1988 to 1991. From 1973 to 1986, Dr. Cake was a Senior Research Scientist and Section Head of the Oyster Biology Section of the Gulf Coast Research Laboratory, a marine research institute in Ocean Springs, Mississippi. From 1975 to January 2000, Dr. Cake was an Adjunct Professor of marine science and environmental science at the University of Southern Mississippi. Dr. Cake is a Senior Environmental Consultant to various private and public institutions. A former member of the Executive Committee of the U.S. EPA's Gulf of Mexico Program, he has also served as president of the National Shellfisheries Association. Dr. Cake holds B.S., M.S., and Ph.D. degrees in Marine Biology and Biological Oceanography from Florida State University.


Sharon Bennett, 42, is Secretary/Treasurer of BioMarine and has been with BioMarine Technologies, Inc. since August 1995, initially employed as Administrative Assistant and since March 1996, has held the position of Office
Manager and Secretary/Treasurer.   From September 1994 through February 1995,
Ms. Bennett was Office Manager for Nelson Architectural Woodworking and Design
in Pensacola, Florida.   From February 1991 through August 1994, she held the
position of Production Manager for Thrifty Nickel Want Ads in Pensacola,
Florida.   From March 1984 through January 1991, Ms. Bennett was Composing
Supervisor for six weekly newspaper publications of Gulf Coast Newspapers in Robertsdale, Alabama.

John W. Hemmer, 72, has served as a consultant and a director of BioMarine since 1989 and was named Chief Financial Officer in February 2000. He also has been a director of the Gulf Marine Institute of Technology since 1998.
Mr. Hemmer has worked as an independent business and financial consultant since June 1999. From October 1995 to June 1999, Mr. Hemmer served as Vice President of Finance, Treasurer, Chief Financial Officer and a director of Paradigm Medical Industries, Inc., a manufacturer and marketer of surgical and diagnostic equipment for the eyecare industry, which is currently seeking clearance from the FDA to market the first laser cataract surgery system.
From August 1991 to December 1994, Mr. Hemmer served as Secretary, Treasurer and a director of Belize Agro/Industrial Development, Ltd., which established the first Free Trade Zone in Belize built around a core business of seafood products for the export market. He was President and Chief Executive Officer of John W. Hemmer, Inc., a registered broker/dealer from May 1987 to May 1989, which subsequently changed its name to Westfalia Investments, Inc., but retained his registered representative status until March 1995. Prior thereto, he was Vice President of Bankers Trust Company in charge of venture capital, Vice President of Corporate Finance at Dempsey, Tegler and Company, Inc., a senior security analyst at Lazard Freres & Company and an Investment Officer of The Chase Manhattan Bank. Mr. Hemmer received his M.S. degree from Columbia University Graduate School of Business and a B.A. degree from Queens College. He serves as a member of the board of directors of Purchase Point Medical Corp.

Dr. S. Randall Hobgood, 57, has been a director of BioMarine since December 1998 Dr. Hobgood has been a Vice President of Pensacola Radiology
Consultants, P.A. since January 1975, where he has concentrated on diagnostic studies. Dr. Hobgood holds a B.E.E. in electrical engineering, an M.S. in Radiation Biophysics and an M.D., each from the University of Florida.



Committees

Our Bylaws allow the board of directors to designate one or more committees, including an audit committee, an executive committee and a compensation committee. The board of directors currently has not exercised this authority. However, in keeping with the listing requirements of the Nasdaq SmallCap Market, we plan to establish an audit committee of the board of directors, consisting of a minimum of two independent directors, prior to submission of our listing application.

Conflicts of Interest

Management of BioMarine has other financial and business interest to which a significant amount of time is devoted that may pose certain inherent conflicts of interest. BioMarine may, in the foreseeable future, enter into employment agreement with certain officers of BioMarine. There can be no assurance that management will resolve all conflicts of interest in favor of BioMarine. Failure of management to conduct BioMarine's business in its best interest may result in liability of the management to BioMarine.

Limitation on Liability of Directors

As permitted by Delaware law, BioMarine's Certificate of Incorporation includes a provision which provides that a director of BioMarine shall not be personally liable to BioMarine or its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to BioMarine or its stockholders, (ii) under
Section 174 of the General Corporation Law of the State of Delaware, which prohibits the unlawful payment of dividends or the unlawful repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. His provision is intended to afford directors protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director. As a consequence of this provision, stockholders of BioMarine will be unable to recover monetary damages resulting from suits alleging a breach of the duty of care by a director. As a consequence of this provision, stockholders of BioMarine will be unable to recover monetary damages against directors for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director's fiduciary duty and does not eliminate or limit the right of BioMarine or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty. BioMarine believes this provision will assist in securing and retaining qualified persons to serve as directors.


EXECUTIVE COMPENSATION

BioMarine has not paid any compensation exceeding $100,000 to its executive officers from its inception through the date of this Prospectus. The following table sets forth the annual compensation for Mr. Ericsson, BioMarine's President and Chief Executive Officer, who receives a salary of $96,000 per year:

                                                      Long Term Compensation
                      Annual Compensation             Awards       Payouts
Name and Principal
Position           Year  Salary  Bonus  Other Annual  Securities
                                        Compensation  Underlying   All Other
                                                      Options    Compensation
-----------------------------------------------------------------------------
John D. Ericsson, 1997  $96,000   -          -            -              -
President and     1998  $96,000   -          -            -              -
Chief Executive
Officer           1999  $96,000   -          -            -              -


If funds are available, BioMarine plans to pay John D. Ericsson an annual salary of $120,000. BioMarine does not anticipate paying any other officer or director an annual salary in excess of $60,000 during fiscal year 2000. The officers and employees of BioMarine will receive an overall group insurance plan providing health, life and disability insurance benefits. The amount allocable to each individual officer and employee cannot be specifically or precisely ascertained, but in any event, will not exceed $5,000 per annum as to each individual. In lieu of salary for past uncompensated services, BioMarine granted and conveyed title and the proprietary rights to the Sea Trek Ocean Farming System and Sea Star Oyster Relay System to John D. Ericsson. See Certain Transactions.

We have not entered into any written employment agreements with any of our officers, but we are currently negotiating the terms of such agreements to be entered into with Mr. John D. Ericsson, our President, and Mr. John Hemmer, our Chief Financial Officer.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

 The following table lists the number of securities underlying unexercised options at the date of this prospectus:

                                              Number of        Value of
                                              Securities       Unexercised
                                                               In-the-
                                              Underlying       Money Options
                                                               at
                                              Unexercised      FY-End
                                              Options at FY-End
                                                               Exercisable/
                  Shares Acquired  Value       Exercisable/    Unexercisable
Name              on Exercise      Realized    Unexercisable
----------------------------------------------------------------------------

 John D. Ericsson     --              --             --             --

                      PRINCIPAL AND SELLING SECURITY HOLDERS

The shares of common stock may be offered and sold from time to time by the shareholders or by their transferees, pledgees, donees or their successors pursuant to this prospectus. The following table sets forth certain information about the selling shareholders. Except as otherwise provided, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with BioMarine or any of its predecessors or affiliates. Because some of the selling shareholders may offer all or some portion of the shares pursuant to this Prospectus, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of any such sales.

In addition, the table sets forth certain information concerning the beneficial ownership of our common stock as of the date of this prospectus, by
(I) each person known by us to be the beneficial owner of more than 5% of our common stock, (ii) each of our named executive officers, (iii) each of our directors, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address      Shares Beneficially      Number of   Shares Beneficially
                   Owned Prior to Offering  shares offered  Owned After
                                                              Offering
                        Number      Percent               Number   Percent
-----------------------------------------------------------------------------
  John D. Ericsson(1)
President, Chief
Executive Officer,
Director               2,940,000(2)   64.6%     100,000   2,840,000   62.4%

  Edwin W. Cake, Jr.
Ph.D.(1)  Director,
Chief Science Officer    150,000(3)   5.7        25,000     125,000    4.7

  Sharon K. Bennett(1)
Secretary/Treasurer       20,000(4)     *         7,000      13,000     *

 John W. Hemmer(1)
Director, Chief
Financial Officer        110,000(5)    4.2       25,000      85,000     3.2

 Dr. S. Randall Hobgood,
Director                 187,977(6)    7.2       10,000     177,977     6.8

 All officers and
directors as a group   3,407,977      72.4      167,000   3,240,977    68.8


 Kathleen S. Bell
Living Trust               8,000         *        8,000        -         -

 John L. Black            10,000         *       10,000        -         -

 Bruce Brumby              4,000         *        4,000        -         -

 Georgine Burt            20,000(7)      *      20,000(7)      -         -

 Donald L. Casey           6,000         *        6,000        -         -

 Edward J. Crenshaw        8,000         *        8,000        -         -

 Katherine Douglass and
Stuart Douglass             2,200         *        2,200        -         -

 James I. Dunne            4,000         *        2,000      2,000       *

 Justin D. Ericsson              20,000(8)    *       10,000     10,000      *



 Barbara A. Leon                 8,000(9      *       4,000     4,000(9)   *

 Paul G. Romine Charitable
Trust                            8,000        *       8,000        -       -

 Dennis H. Peters                5,000        *       5,000        -       -

 Dr. Grady Price, Jr.(10)       48,000      1.9      48,000        -       -

 Judy B. Price(10)              48,000      1.9      48,000        -       -

 William H. Robinson             8,000        *       8,000        -       -

 Dr. Charles R. and Margaret W.
Salisbury (JTWROS)              14,000        *      14,000        -       -

 Angela D. Shields               1,000        *       1,000        -       -

 Christina A. Shields            1,000        *       1,000        -       -

 Vivian Shields                  2,000        *       2,000        -       -

 Norvelle Smith                  8,000        *       8,000        -       -

 The Jade Trust                50,000(11)(2)  *     50,000(11)(2)  -       -

 The Revocable Trust of
William B. Bulla                8,000(12 )    *      8,000(12 )    -        -

 Ellen S. Vollmer                6,000        *       2,000        4,000    *




* Indicates less than 1%.

(1) The address for each of the directors and officers of BioMarine is 1198 Gulf Breeze Parkway, Suite 8A, Gulf Breeze, FL 32561.
(2) Mr. Ericsson holds 1,027,000 shares of common stock and warrants to purchase 1,027,000 shares of common stock at a price of $2.50 per share. He also holds an option to purchase 1,000,000 shares at $.10 per share. Mr. Ericsson has also retained voting rights to the shares held by The Jade Trust.
(3) Dr. Cake holds 75,000 shares of common stock and warrants to purchase an additional 75,000 shares of common stock at $2.50 per share.
(4) Ms. Bennett holds 10,000 shares of common stock and warrants to purchase 10,000 shares of common stock at $2.50 per share.
(5) Mr. Hemmer holds in his own name 75,000 shares of common stock and warrants to purchase 25,000 shares of common stock at $2.50 per share. He additionally holds 5,000 shares of common stock jointly with each of his daughters, Dana Hemmer and Allyson Hemmer, respectively (10,000 shares in the aggregate). Mr. Hemmer's wife, Barbara Bean Hemmer, holds 60,000 shares of which he disclaims beneficial ownership.
(6) Dr. Hobgood holds in his own name 150,977 shares of common stock, warrants to purchase 37,000 shares of common stock at $2.50 per share.
(7) Includes 10,000 shares underlying warrants held by Ms. Burt which are exercisable at $2.50 per share.
(8) Includes 10,000 shares underlying warrants held by Mr. Ericsson which are exercisable at $2.50 per share.
(9) Includes 4,000 shares underlying warrants held by Ms. Leon which are exercisable at $2.50 per share.
(10) Dr. and Ms. Price are husband and wife. Dr. Price holds 36,000 in his name, and Ms. Price holds 12,000 in her name. Each disclaims beneficial ownership of the other's shares.
(11) Mr. John D. Ericsson, our president and Chief Executive Officer, retains voting rights to these shares.
(12) Includes 2,000 shares underlying warrants held by the trust which are exercisable at $2.50 per share commencing 90 days after the commencement of this offering and extending for a period of 48 months thereafter.


                            CERTAIN TRANSACTIONS

Since the BioMarine's inception, its officers and directors have acted as its business developers and promoters for which they have received some salary compensation from time to time. Our President, John D. Ericsson, however, did not receive any salary compensation from 1989 to 1992 for his services to BioMarine. In order to compensate him for this, the board of directors voted to grant him, as the inventor of the Sea Trek Ocean Farming System and Sea Star Oyster Relay System, title and ownership of the proprietary rights to the two systems.

At approximately the same time, Mr. Ericsson and BioMarine entered into a non-exclusive patent license agreement to manufacture and operate a Sea Trek Ocean Farming System and Sea Star Oyster Relay System for a 5% gross profits royalty payable to Mr. Ericsson. If a Sea Trek Ocean Farming System and Sea Star Oyster System are developed and become operational, BioMarine will pay Mr. Ericsson under this non-exclusive patent license agreement a royalty per operating system, in addition to his then annual salary.

Mr. John W. Hemmer, one of BioMarine's directors, has agreed to provide consulting and other services to BioMarine in connection with corporate structuring and financing. In addition to shares, which he held previously, BioMarine issued 25,000 shares of its Common Stock to Mr. Hemmer in 1998 and agreed to issue an additional 50,000 shares upon consummation of this offering. BioMarine also has agreed to pay Mr. Hemmer a fee of $5,000 per month, which accrues for the three years beginning November 15, 1998 and is payable upon consummation of this offering.

On January 23 and 31, 1999, Dr. Randall S. Hobgood loaned GMIT $8,000.00 and $10,000.00 respectively.
 On December 2, 1999, the Company issued 8,520 shares to Dr. Hobgood as consideration for the forgiveness of the loan then valued at $21,300.
GMIT forgave certain amounts owed to it by BioMarine in exchange for this issuance.

                                    PLAN OF DISTRIBUTION

BioMarine has entered into an agreement, dated as of ______________, 2000 (the "Agreement"), with Ridgewood Group International, Inc., pursuant to which Ridgewood is to provide investment banking services to BioMarine. Ridgewood has retained its affiliate, Ridgewood Capital Funding Inc. to assist BioMarine in the distribution of units in this offering. For its distribution services, Ridgewood Capital Funding Inc. is to receive a fee of 8% of the gross proceeds raised from the sale of units in this offering, as well as 4% of the proceeds received from exercise of warrants underlying the units in this offering. In addition, BioMarine has agreed to sell to Ridgewood Capital Funding Inc. for $100 a five year warrant to purchase up to ten (10%) of the units being sold to the public in this offering, which shall be exercisable at a price equal to 110% of the initial public offering price of the units.
BioMarine has also agreed to reimburse Ridgewood for any reasonable and budgeted out-of-pocket expenses incurred by it pursuant to the Agreement and to indemnify Ridgewood for acts committed pursuant to specific written direction or arising form specific material misinformation supplied by BioMarine to Ridgewood (except in cases of misconduct or negligence by Ridgewood).

BioMarine also plans to offer shares directly to investors over the Internet or otherwise but will not engage any other broker/dealer than Ridgewood or its affiliates to assist in such efforts.



                          DESCRIPTION OF SECURITIES

The following description of the Common Stock of BioMarine and BioMarine's Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws which are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of the Florida Business Corporation Act.

General

BioMarine's authorized capital consists of 25,000,000 shares of Common Stock, par value $.01 and 5,000,000 shares of Preferred Stock, par value $.01.

Common Stock

As of December 31, 1999, BioMarine had outstanding 2,029,961 shares of Common Stock. Each share of Common Stock is entitled to one vote at all meetings of shareholders. Shareholders are not permitted to cumulate votes in the election of directors. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. In the event of liquidation, dissolution or winding up BioMarine, holders of the Common Stock will be entitled to receive, on a pro rata basis, all assets of BioMarine remaining after satisfaction of all liabilities and preferences of outstanding Preferred Stock, if any. The outstanding shares of Common Stock are duly and validly issued, fully paid and nonassessable.

Class B Warrants

Each Class B Warrant entitles the holder to purchase one share of common stock at an exercise price of $9.50 per share. Unless previously redeemed, the Class B Warrants are exercisable at any time commencing on the date of this prospectus through the fourth anniversary hereof. The Class B Warrants included in the units offered hereby are transferable separately from the common stock. The Class B Warrants are subject to redemption by BioMarine at $.05 per warrant if the common stock closing bid price exceeds $12.00 for 30 consecutive trading days ending within 15 days of the date as of which the notice of redemption is given. Holders of the Class B Warrants will automatically forfeit their rights to purchase the shares of common stock issuable under such warrants unless the warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding warrants of a class, except for warrants underlying the Underwriter's warrants, must be redeemed if any of that class are redeemed. The Class B Warrants underlying the Underwriter's warrants are subject to redemption by BioMarine at any time after the Underwriter's warrants have been exercised and the underlying warrants are outstanding. A notice of redemption shall be mailed to each registered holder of Class B Warrants by first class mail, postage prepaid, upon 30 days' notice before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise the Class B Warrants shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

The Class B Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to the expiration or the redemption date (as explained above) at the offices of BioMarine's warrant agent with the subscription form on the reverse side of the certificate(s) completed and executed as indicated, accomplished by payment (in the form of a certified check payable to the order of BioMarine Technologies, Inc.) of the full exercise price for the number of Warrants being exercised.

The Class B Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price per share and the number of shares upon exercise thereof upon the occurrence of certain events, including issuances of common stock (or securities convertible, exchangeable or exercisable into common stock) at less than market value, stock dividends, stock splits, mergers, sale of substantially all of BioMarine's assets, and for other extraordinary events; provided, however, that no such adjustment shall be made upon, among other things (i) the issuance or exercise of options or other securities under any stock option or other benefit plan offered to employee, officers or directors of BioMarine, (ii) the sale or exercise of outstanding options or warrants or the class B Warrants offered hereby, or
(iii) the conversion of shares of BioMarine's preferred stock to common stock.

BioMarine is not required to issue fractional shares of common stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holders of the Class B Warrants will not possess any rights as shareholders of BioMarine unless and until such warrants have been exercised for shares of common stock.

"Blank Check" Preferred Stock

BioMarine is authorized to issue 5,000,000 shares of Preferred Stock, $.01 par value. BioMarine has filed a Certificate of Designations with the Secretary of State of the State of Delaware, designating 700,000 shares as Series A Convertible Preferred Stock. No shares of Series A Convertible Preferred Stock remain outstanding as of the date hereof.

Transfer Agent

BioMarine's transfer agent for the common stock and the warrant agent for the Class B Warrants is Continental Stock Transfer & Trust Company.

                  SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming all of the shares are purchased, BioMarine will have outstanding 3,821,471 shares of Common Stock, assuming no exercise or conversion of any convertible debt, warrants or options outstanding or offered in the units. Of these shares, only the 1,250,000 shares offered in this offering will be freely tradable without restriction (except for restrictions imposed by certain state regulatory authorities) or registration under the Securities Act, except that any shares purchased by an "affiliate" of BioMarine (as defined in the rules and regulations promulgated under the Securities Act) will be subject to the resale limitations under Rule 144 under the Securities Act. The remaining 2,590,771 shares of outstanding Common Stock were issued and sold by BioMarine in private transactions in reliance upon exemptions from registration under the Act. Such shares may be sold only pursuant to an effective registration statement filed by BioMarine or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Act.

In general, under Rule 144 as currently in effect, a shareholder, including an affiliate of BioMarine may sell shares of Common Stock after at least one year has elapsed since such shares were acquired from BioMarine or an affiliate of BioMarine. The number of shares of Common Stock which may be sold within any three-month period is limited to the greater of: (i) one percent of the then outstanding Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144.

 Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of BioMarine (and who has not been an affiliate of BioMarine for 90 days prior to the sale) and who has beneficially owned shares acquired from BioMarine or an affiliate of BioMarine for over two years may resell the shares of Common Stock without compliance with the foregoing requirements under Rule 144.

No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.


                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."


Rights of Action (Ontario Purchasers)

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.



Enforcement of Legal Rights

All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

Notice to British Columbia Residents

A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                               LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for BioMarine by Bondy & Schloss LLP, New York, New York. Gerald A. Adler, Esq., a partner in Bondy & Schloss LLP, owns 2,000 shares of BioMarine's common stock. Certain legal matters with this offering will be passed upon for the underwriters by Cummings & Lockwood, Stamford, Connecticut.


                                        EXPERTS

The financial statements of BioMarine at and for the years ended December 31, 1998 and 1999, appearing in this prospectus have been audited by Reznick Fedder & Silverman, Certified Public Accountants, as set forth in their report hereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND ADDITIONAL INFORMATION

BioMarine has filed with the Commission a Registration Statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares being offered in this offering. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The omitted information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Such material can also be obtained at the Commission's Website at http://www.sec.gov. Copies of such material can be obtained from the public reference section of the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document field as an exhibit to the Registration Statement are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each statement made in this Prospectus relating to such documents being qualified in all respect by such reference. For further information with respect to BioMarine and the securities being offered hereby, reference is hereby made to such Registration Statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

Following this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. Under this act, we will file with the Commission quarterly reports on Form 10-QSB and annual reports on Form 10-KSB. Copies of these filings will be available from the Commission, either through its principal office and its Public Reference Section, or at its Website.


                        INDEX TO FINANCIAL STATEMENTS

                           FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITORS' REPORT

                          BIOMARINE TECHNOLOGIES, INC.
                      (formerly Sea Pride Industries, Inc.)
                               AND SUBSIDIARIES

                         DECEMBER 31, 1999 and 1998


                             TABLE OF CONTENTS


                                               PAGE


INDEPENDENT AUDITORS REPORT                      3

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS                      5

CONSOLIDATED STATEMENTS OF OPERATIONS            6

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
DEFICIT                                          7

CONSOLIDATED STATEMENTS OF CASH FLOWS            8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS       9



BioMarine Technologies, Inc. (formerly Sea Pride Industries, Inc.) and Sublidiaries


                        CONSOLIDATED BALANCE SHEETS

                                                    December 31,
                                               1999             1999
                                           ------------------------------
ASSETS

Current assets
Cash                                       $     1,982       $     7,020
                                           -------------     -------------
Property and equipment less accumulated
depreciation of $100,593 and $115,664            62,077           230,668
                                           -------------     -------------
Other assets
  Advance to affiliates                          14,922            28,760
  Investments                                     1,262             1,262
                                            -------------     -------------
                                                 16,184            30,022
                                            -------------     -------------
                                            $    80,243       $    267,710
                                            =============     =============

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Accounts payable                          $    17,252       $     45,648
  Accrued expenses and other current
  liabilities                                    62,975             58,303
  Current portion of notes payable               50,000            318,040
  Note payable, current                         400,810                  -
                                            ------------      -------------
                                                531,037            421,991
                                            ------------      -------------

Long-term liabilities
  Notes payable                                       -            111,416
                                            ------------      -------------

Stockholders' deficit
  Preferred stock - $.01 par vlaue
    Authorized - 5,000,000 shares
    Issued - 294,140 shares
  Common stock - $.01 par value                   2,941               2,941
    Authorized 20,000,000 shares
    Issued - 2,029,961 and 2,027,961 shares in
     1999 and 1998, respectively                 20,300              20,280
  Additional paid-in capital                  1,799,403           1,794,423
  Accumulated deficit                        (2,239,688)         (2,049,591)
                                            ------------       -------------
                                               (417,044)           (231,947)
  Treasury stock                                (33,750)            (33,750)
                                            ------------       -------------
Total stockholders' deficit                    (450,794)           (265,697)
                                            ------------       -------------
                                            $    80,243        $    267,710
                                            ------------       -------------


              See notes to consolidated financial statements





BioMarine Technologies, Inc. (formerly Sea Pride Industries, Inc.) and Sublidiaries


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   For the years ended December 31,
                                                   1999              1998
                                               ------------      -------------
Revenue
  Rental                                       $     2,254       $   190,943
  Gain on sale of equipment                        111,667                 -
  Other                                             19,999            14,670
                                               ------------      -------------
                                                   133,920           205,613
                                               ------------      -------------
Costs and expenses
  Salaries, wages and benefits                     144,713           185,442
  General and administrative expenses               54,832           119,436
  Repairs and maintenance                            3,265            53,618
  Insurance                                          3,944            16,636
  Taxes                                                159               656
  Legal and professional fees                       56,508           147,366
  Interest                                          29,000            68,373
  Depreciation                                      31,596            34,214
                                               ------------      -------------
Total costs and expenses                           324,017           625,741
                                               ------------      -------------
Net loss before income tax provision              (190,097)         (420,128)
                                               ------------      -------------
Income tax provision                                    --                --
                                               ------------      -------------
Net loss                                       $  (190,097)      $  (420,128)
                                               ============      ==============
Net loss per common share outstanding          $      (.09)      $      (.21)
                                               ============      ==============
Weighted number of shares outstanding             2,028,461         2,005,044
                                               ============      ==============




               See notes to consolidated financial statements






BioMarine Technologies, Inc. (formerly Sea Pride Industries, Inc.) and Sublidiaries

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

               For the years ended December 31, 1999 and 1998

                                    Preferred    Common
                                    Shares       Shares     Preferred   Common
                                    Outstanding  Outstanding  Stock     Stock
                                    --------------------------------------------

Balance at December 31, 1997               -      2,002,961  $      -  $20,030
Stock issued:
  Acquisition of minority interest   148,000            -       1,480       -
  Debt converted to stock            146,140            -       1,461       -
  For services rendered                   -          25,000        -       250

Net loss                                  -              -         -        -
                                    ---------    -----------  ---------- -------
Balance at December 31, 1998         294,140      2,027,961      2,941   20,280

Stock Issued:
  For services rendered                   -           2,000         -        20

Net loss                                  -              -          -        -
                                    ---------     -----------  --------- -------
Balance at December 31, 1999         294,140       2,029,961   $  2,941  $20,300
                                    =========     ===========  ========= =======

                   See notes to consolidated financial statements


             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

              For the years ended December 31, 1999 and 1998
                                (Continued)

                                Additional
                                Paid-In      Accumulated    Treasury
                                Capital      Deficit         Stock      Total
                              --------------------------------------------------
Balance at December 31, 1997  $ 1,339,859  $(1,629,463)  $ (33,750)  $(303,324)
Stock issued:
  Acquisition of minority
  interest                         90,680           -           -       92,160
  Debt converted to stock         363,884           -           -      365,345
  For services rendered                -            -           -          250

Net loss                               -       (420,128)        -     (420,128)
                               -----------  -------------  ---------- ----------
Balance at December 31, 1998     1,794,423   (2,049,591)     (33,750) (265,697)

Stock Issued:
For services rendered                4,980          -            -       5,000

Net loss                                -      (190,097)         -     (190,097)
                               -----------  -------------  ----------- ---------
Balance at December 31, 1999   $  1,799,403 $(2,239,688)   $ (33,750) $(450,794)



               See notes to consolidated financial statements




BioMarine Technologies, Inc. (formerly Sea Pride Industries, Inc.) and Sublidiaries

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                   For the years ended December 31,

                                                      1999          1998
                                                  -----------   ------------
Cash flows from operating activities
  Net loss                                       $  (190,097)   $  (420,128)
  Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation                                        31,596         34,214
  Gain on sale of equipment                         (111,667)            -
  Stock issuance for services rendered                 5,000            250
  (Increase decrease in:
    Other assets                                          -             935
  Increase (decrease in:
    Accounts payable                                 (28,396)        (9,664)
    Accrued expenses and other current liabilities     4,672          2,307
                                                     -----------  -----------
    Net cash used in operating activities           (288,892)      (392,086)
                                                     -----------  -----------
Cash flows from investing activities
  Purchases of equipment                             (16,338)       (28,707)
  Proceeds from disposal of equipment                 265,000            -
  Repayment of advances                                13,838        132,348
  Purchase of minority interest                            -         (37,919)
                                                     -----------  ------------
    Net cash provided by investing activities         262,500         65,722
                                                     -----------  ------------
Cash flows from financing activities
  Principal repayments of debt                        (379,456)       (21,516)
  Proceeds from borrowing                              400,810        256,500
  Issuance of stock                                         -          92,160
                                                     ------------  ------------
   Net cash provided by financing activities            21,354        327,144
                                                      -----------  ------------
NET INCREASE (DECREASE) IN CASH                         (5,038)           780

Cash, beginning                                          7,020          6,240
                                                     -----------    -----------
Cash, ending                                         $   1,982      $   7,020
                                                     ===========    ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest             $  23,798      $  12,157
                                                     ==========     ==========
Supplemental disclosure of non-cash activities:
  Issuance of common stock for services rendered     $   5,000      $     250
                                                     ==========     ===========



                   See notes to consolidated financial statements



NOTE A - ORGANIZATION

Bio Marine Technologies, Inc. (the Company) was incorporated in the State of Delaware on October 3, 1989. Prior to December 30, 1998, the Company operated under the name Sea Pride Industries, Inc. The accompanying consolidated financial statements include the accounts of the Company and its three subsidiaries: Sea Star Industries, Inc. (Sea Star), and Sea Trek Industries, Inc. (Sea Trek), which are wholly owned subsidiaries; and Sea Pride Capital Corporation (SPCC), a 75 percent owned subsidiary. Sea Star and Sea Trek were incorporated in the State of Delaware on December 16, 1994 and SPCC was purchased on September 10, 1993. Sea Trek and SPCC have been inactive since inception.

The Company and its President, John D. Ericsson, have researched, designed, and developed a proprietary, state-of-the-art patented, mariculture production system (Sea Star Oyster Relay System), to produce cleansed oysters harvested from open nonpolluted as well as from conditionally closed coastal areas of the Gulf of Mexico.

In addition to the Sea Star Oyster Relay System, the Company's president has designed, developed, and patented a marine aquaculture production system, the Star Trek Ocean Farming System, to produce redfish, striped bass, mahi mahi and other marine finfish species in the Gulf of Mexico. The president has licensed the system to the Company. The Sea Trek Ocean
Farming System and Sea Star Oyster Relay System will be the Company's initial operating systems.

The Mobile, Alabama, District of the Army Corps of Engineers has granted the Company permission to locate and develop its Sea Trek Ocean Farming System and Sea Star Oyster Relaying System in Outer Continental Shelf Waters, in the Alabama area of the Gulf of Mexico. The Company had previously transferred its oyster permits permission to Sea Star.
All permits to conduct its proposed oyster cleansing operations and finfish farming on this site, have been obtained.

The Company has obtained a second permitted site for establishing sea farming in the Gulf of Mexico located in Matagorda County, at a platform site nine miles south of Port O'Connor, Texas. The Company expects to be granted the development rights to commercially expand the site up to 500 acres by a nonaffiliated non-profit research and development institution which owns the four platform complex.

NOTE A - ORGANIZATION (Continued)

SPCC, formerly known as Brian Capital, Inc., is registered with the Securities and Exchange Commission. Currently, SPCC is a shell corporation with no operations.

Commencement of commercial operations has not yet occurred. The Company and its operating subsidiaries have produced limited oyster products for sale using the one pilot program with its Sea Star Oyster Relay Project. Operations are expected to commence once adequate capital has been raised to permit construction of cages, equipment, and operating facilities necessary to conduct such operations.

Since inception, the Company has generated limited operating revenues and therefore is considered promotional and in its formative and development stage. Its only activity has been to raise capital, develop its proprietary systems and obtain requisite permits to conduct its proposed offshore oyster and aquaculture fish farming. All costs, except those associated with the Company's organization were expensed as incurred during the development stage.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of the Company and its three subsidiaries. All significant intercompany transactions and accounts have been eliminated in the consolidation.

Property and Equipment

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets which range from five to ten years.

Income Taxes

Income tax provisions are made at appropriate rates for all taxable items included in the statement of operations, regardless of the period in which such items are reported for tax purposes.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Per Share Data

Net loss per common share for the years ended December 31, 1999 and 1998 has been computed based upon the weighted average number of common shares outstanding. The assumed exercise of warrants were not considered in the computation in either year due to their anti-dilutive effect. Fully dilutive per share data is not included because the assumed exercise of the common stock equivalents is anti-dilutive.

Minority Interests

The interests of the minority stockholders in the capital and retained earnings of the consolidated subsidiary are recorded as a liability in the consolidated accounts of the Company. Such liability may be reduced to zero as the minority interests in the losses of the subsidiary exceed the carrying value of the minority interest.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:



NOTE D - NOTES PAYABLE

On May 30, 1997, the Company executed a note payable to First Union in the amount of $170,000. The note accrued interest at 10.25 percent per annum and was secured by a first mortgage on a vessel. Quarterly payments of principal and interest of $10,899 were required through maturity on June 5, 2002. As of December 31, 1998, the outstanding balance totaled $135,645. During 1999, the vessel was sold and the note was satisfied in full.

On December 5, 1998, the Company granted the holders of certain notes payable issued by the Company and Sea Star, the option of converting outstanding principal and accrued interest into Series "A" Noncumulative 12 percent Convertible Preferred Stock, $.01 par value ("Preferred Stock") at a stated value of $2.50 per share. Prior to December 31, 1998, certain notes and accrued interest were converted in the aggregate amounts of $305,000 and $60,345, respectively, into 146,140 shares of Preferred Stock. As of December 31, 1999 and 1998, an unconverted note payable in the amount of $50,000, which accrues interest at a rate of 15 percent per annum on the unpaid principal balance remained outstanding. The owner has been granted the option to convert the note and accrued interest into common stock ($.01 par value) at a stated value of $2.50 per share, upon a successful public offering of the Company's common stock.

The Company held a note payable to Gulf Marine Institute of Technology
(GMIT) in the amount of $240,000. The note accrued interest at a rate of 12 percent per annum and was due on demand. The note was secured by a second mortgage of property owned by Sea Star, a wholly owned subsidiary. As of December 31, 1998, the outstanding balance totaled $236,500. During 1999, the note was satisfied in full. In 1999, the Company executed a new note payable to GMIT in the original amount of $400,810. The note accrues interest at 12 percent and is due on demand.

NOTE E - INCOME TAXES

From its inception through February 8, 1993, the Company operated as an S Corporation. Under this election, income or loss is passed through directly to the stockholders. Aggregate losses during the period the Company was an S Corporation totaled $138,477.

Deferred income tax expense and benefits result from temporary differences in the recognition of revenues and expenses for income tax and financial reporting purposes. Such temporary differences of the Company are insignificant.

NOTE E - INCOME TAXES (Continued)

The Company and its subsidiaries file separate income tax returns. The Company and Sea Star, a wholly owned subsidiary, have the following approximate gross deferred tax assets and net operating loss (NOL) carryforwards:

                             December 31, 1999      December 31, 1998
                          ---------------------- -----------------------

                            Company    Sea Star     Company    Sea Star
                          ----------  ----------  ----------- ----------
Deferred Tax Asset        $  435,000  $  188,000  $  420,000  $  145,000


NOL Carryforward          $1,396,000  $  589,000  $1,310,000  $  485,000


Such NOL's expire through 2014. As of December 31, 1999 and 1998, the entire benefit has been offset by a valuation allowance and no net tax benefit has been recorded. Actual benefits are dependent upon the income tax rate in effect at the time the benefit is used. Both of the other subsidiaries, Sea Trek and SPCC, had no activity for the years ended December 31, 1999 and 1998.

NOTE F - RELATED PARTY TRANSACTIONS

	Officers Salaries

In 1999 and 1998, officers salaries of $96,000 per year were expensed. At December 31, 1999, $36,000 was payable.

Proprietary Right and Licenses

The Company's President, John D. Ericsson, received no salary compensation from 1989 through 1992. In order to compensate him for his unpaid services on behalf of the Company, the members of the Company's board of directors caused the Company to grant and convey to Mr. Ericsson, the inventor of the Sea Trek Ocean Farming System, title to and ownership of the Sea Trek Ocean Farming System proprietary rights. Coincidentally therewith, Mr. Ericsson and the Company entered into a nonexclusive patent license agreement to manufacture and operate a Sea Trek Ocean Farming System for a 5 percent gross sales royalty payable to Mr. Ericsson. If a Sea Trek Ocean Farming System is developed and becomes operational, the Company will pay Mr. Ericsson under this nonexclusive patent license agreement a royalty per operating system, in addition to his annual salary.

NOTE F - RELATED PARTY TRANSACTIONS (Continued)

Mr. Ericsson is also the inventor of the Sea Star Oyster Relay System and the Company has conveyed to Mr. Ericsson official title to an ownership of the Sea Star System proprietary rights and patent. Simultaneously therewith, Mr. Ericsson and the Company entered into a nonexclusive patent license agreement to manufacture and operate the Sea Star Oyster Relay System, as it relates to oysters, on a worldwide basis, for a 2.5 percent gross sales royalty payable to Mr. Ericsson. Mr. Ericsson has agreed to waive these royalties for the first 12 months following commercial operations start-up.

NOTE G - CAPITAL STOCK

Stock Issued for Consideration Other Than Cash

During 1999 and 1998, the Company issued 2,000 shares and 25,000 shares in consideration of services rendered in the aggregate amounts of $5,000 and $250, respectively. The value attributable to the shares issued for services represents, in management's opinion, the fair value of the services rendered.

Acquisition of Remaining Minority Interest of Sea Star

Effective December 5, 1998, the minority stockholders of Sea Star exchanged their common shares on a two for one basis for the Company's preferred stock in the aggregate amount of 68,000 shares. The Directors of Sea Star exchanged their common shares on a one-for-one basis for the Company's preferred stock in the aggregate amount of 80,000 shares. As a result, Sea Star became a wholly owned subsidiary of the Company.

Stock Option Plans

Sea Star, a wholly owned subsidiary, has adopted a 1996 Stock Option Plan for officers, employees, directors and consultants of the Company which became effective in July 1996. This plan authorized the granting of stock options to purchase an aggregate of not more than 10 percent of the issued and outstanding shares. No plan options have been granted to date.

In addition, the Company has adopted a 1998 Incentive Stock Option Plan for officers, employees, directors, and consultants of the Company. This plan authorized the granting of stock options under the 1998 Plan to purchase up to 400,000 shares of common stock at no less than fair market value and for no longer than five years. No plan options have been granted to date.

NOTE G - CAPITAL STOCK (Continued)

The Company's President, John D. Ericsson holds an option to purchase 1,000,000 shares of the Company's common stock at $.10 per share.

Warrants

Common Stock Class A Warrants - At December 31, 1999 and December 31, 1998, the Company has an aggregate of 1,468,000 common stock Class "A" Warrants outstanding. Each warrant entitles the holder to purchase one additional share of common stock at $2.50 per share, exercisable beginning 90 days from the effective date of a proposed initial public offering of the Company's unissued common stock for a period of 48 months thereafter. The warrants are redeemable at $.10 per warrant upon 30 days written notice to the holders thereof, beginning 12 months from the effective date of a proposed initial public offering until their expiration.

During 1999, the Company issued 40,000 warrants to Mr. Ericsson, exercisable at $1.00 per share, and for a period up to five years after a successful public offering.

NOTE H  SUBSEQUENT EVENTS

In October 1996, the Florida Department of Banking and Finance filed an Administrative Complaint against the Company and Mr. Ericsson, alleging violations of certain provisions of the Florida Securities and Investor Protection Act in connection with the offer and sale of securities. The Company settled the complaint in 1999. Fines assessed in 1997 totaled $35,000 of which $5,000 was payable at December 31, 1999. This balance was paid on January 1, 2000.

On April 28, 2000, the Board of Directors amended a resolution originally issued November 17, 1998, (See Notes D and G). The original resolution called for the shareholders of Sea Star to receive 2 shares of the Company's Series A preferred stock in exchange for 1 share of Sea Star's common stock. The resolution was amended to give the Directors of Sea Star 1 share of the Company's Series A preferred stock in exchange for 1 share of Sea Star common stock. The amended resolution was effective November 17, 1998. All share data is stated to reflect the exchange.


NOTE I  EQUITY OFFERINGS

Private Offering Memorandum of Sea Star Common Stock

Sea Star, a wholly owned subsidiary, offered to qualified investors on a best efforts basis, 200,000 units (the "Units"). Each unit consists of one (1) share of common stock, $0.01 par value and one (1) redeemable common stock purchase warrant ("warrant"). Each warrant entitles the holder to purchase one share of common stock at $5 per share for a period of five (5) years commencing twelve months from the date of the last sale of units in the offering.

Each warrant is redeemable by the Company for $0.10 per warrant upon thirty days prior written notice, provided that the average closing bid price of common stock is $6 or more per share for a period of twenty (20) consecutive trading days. Any shares issued would create a minority ownership interest in Sea Star. During 1998, no shares were issued and the offering was closed.

Proposed Initial Public Offering

The Company intends to file an SB-2 Registration Statement with the Securities and Exchange Commission, for a proposed initial public offering of the Company's common stock at approximately $8 to $10 per share, aggregating up to approximately $10,000,000. Should the Company not obtain an underwriter for its proposed initial public offering, the Company intends to make the offering to the public through selected broker-dealer firms. The Company intends to utilize the proceeds of its proposed initial public offering for capital expenditures, marketing and working capital.

NOTE J - GOING CONCERN

As a result of the start-up nature of its business, the Company has and can be expected in the future to sustain substantial operating expenses without generating sufficient revenues to cover such operating costs. That matter, among others, raises substantial doubt as to the Company's ability to continue as a going concern. Management believes that sufficient revenues can be achieved through the implementation of a plan which includes, among other things, the manufacture, installation and operation of finfish farming from the Sea Trek Ocean Farming System and its Sea Star Oyster Relaying System, harvesting and cleansing oyster stock, and the development of a marketing and distribution network.

NOTE J - GOING CONCERN (Continued)

The implementation of this plan is, according to management, dependent on among other things, a successful public offering of the Company's common stock. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

NOTE K - MINORITY INTERESTS IN SUBSIDIARY

The interests of the minority stockholders of SPCC are zero. Neither the Company nor the minority stockholders have made an investment in SPCC as of December 31, 1999 and 1998.

NOTE L  FINANCIAL GUARANTY

Sentinel Insurance Company of America, LLC has agreed to provide up to $10 million of financial guaranties to enhance potential financing by either conventional sources, a private placement, or underwriting by a registered security firm for future research and development. Fees for the guarantee will be 7 percent of the proceeds for the first two years and 1.5 percent of the remaining principal obligation for each additional year up to fifteen years. In addition, a royalty is to be paid of 2 percent of gross sales.











                                    PART II
                       INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses incurred in connection with the issuance and distribution of the securities being registered hereby, other than the underwriting discount and non-accountable expense allowance, expected to be incurred by the Company:

SEC registration fee                               $   7,085.07
NASD fee                                           $      **
State securities law fees and expenses             $      **
Printing and engraving expenses                    $  50,000.00
Legal fees and expenses                            $ 150,000.00
Accounting fees and expenses                       $  50,000.00
Transfer agent fee                                 $   5,000.00
                                                   -------------
TOTAL                                                    $ **
                                                   ============

** To be completed by amendment.

All amounts in the above table are estimated except the SEC registration fee and the NASD fee.

Item 14.  Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defence or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

The Certificate of Incorporation of the Company, as amended, (the "Certificate") provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or acquire.


Item 15.  Recent Sales of Unregistered Securities.

On December 31, 1999, the Company agreed to issue to Mr. William C. Fitzhugh 28,790 shares of its common stock as well as a warrant to purchase an additional 40,000 shares of common stock, all in exchange for the forgiveness of debt in the total amount of $71.975.13. These shares were issued pursuant to Section 4(2) of the Securities Act as they were not issued in connection with a public offering and the Company believes Mr. Fitzhugh to be a sophisticated person.
On December 2, 1999, the Company issued 8,520 shares to Dr. Randall S.Hobgood as consideration for the forgiveness of a loan valued at $21,300. These shares were issued pursuant to Section 4(2) of the Securities Act as they were not issued in connection with a public offering, and the Company believes Dr.. Hobgood to be sophisticated. Dr. Hobgood is currently a director of the Company.

On December 5, 1998, the Company issued 25,000 shares of common stock to Mr. John W. and Barbara Bean Hemmer (JTWROS) in exchange for Mr. Hemmer's service as a director of the Company. The Company has agreed to issue an additional 50,000 shares to Mr. Hemmer upon commencement of this offering. These shares are all issued pursuant to Rule 701 under the Securities Act.

Effective December 5, 1998, the Company issued 148,000 shares of its preferred stock to the minority holders of the common stock of its subsidiary, Sea Star Industries, Inc., in exchange for all of their interests in Sea Star. These shares were issued in such exchange pursuant to Section 3(a)(9) of the Securities Act.

On December 5, 1998, the Company granted the holders of certain notes payable issued by the Company the option to convert such notes into Series "A" Non-
cumulative 12 Percent Convertible Preferred Stock.   During December 1998, the
Company issued 146,140 shares of such preferred stock to these holders in exchange for principal and interest in the respective amounts of $305,000 and $60,345.These shares were issued pursuant to Section 4(2) of the Securities Act as they were not issued in connection with a public offering, and the Company believes these holders to be sophisticated.

In January 2000, the Company exchanged all of its outstanding shares of preferred stock for an equal number of shares of its common stock.

During the first three months of 2000, the Company issued 103,050 shares of its common stock, in the aggregate, at a price of $2.50 per share upon the exercise of outstanding warrants covering such shares.


Item 16.  Exhibits and Financial Schedules.

(a)  Exhibits
1.1         Placement Agreement, dated as of __________, 2000 by and between the Company and Ridgewood Capital Funding, Inc.
3.1         Certificate of Incorporation, as amended
3.2         Bylaws of BioMarine Technologies, Inc.
4.1         Specimen Certificate for Shares of Common Stock
4.2         Form of Common Stock Purchase Warrant*
4.3         1998 Incentive Stock Option Plan
5.1         Opinion and Consent of Bondy & Schloss LLP*
10.1        Commercial Lease and Deposit Receipt, dated October 1998, by and between Sea Star Industries, Inc., the Company's wholly-owned subsidiary, and Three P, Inc.
10.2        Employment Agreement between the Company and John Ericsson, dated
            April 15, 2000.
10.3        Employment Agreement between the Company and Sharon Bennett, dated April 15, 2000.
10.4        Non-Exclusive Patent License Agreement, by and between the
            Company and Mr. John D. Ericsson, covering the Sea Trek Ocean
            Farming System
10.5        Non-Exclusive Patent License Agreement, by and between the
            Company and Mr. John D. Ericsson, covering the Sea Star Oyster
            Relay System
23.1        Consent of Reznick Fedder & Silverman, Certified Public
            Accountants
23.5        Consent of Bondy & Schloss LLP (included in item 5.1 above)*
24          Powers of Attorney (included on the signature page)
_____________________

*         To be filed by amendment

(b) Financial Statement Schedules.

All supplemental schedules are omitted because they are not required or because the information is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


The undersigned Registrant hereby undertakes that:

(1) For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.


SIGNATURES

In accordance with to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form SB-2 and has authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _Gulf Breeze, State of Florida on May __, 2000.

BIOMARINE TECHNOLOGIES, INC.




By:   /s/John D. Ericsson
      John D. Ericsson,
      President and Chief Executive Officer

                        POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints John D. Ericsson and John W.
 Hemmer or either of them, as such person's true and lawful attorneys-in-fact and agents, will full powers of substitution and re-substitution, for such person in name, place and stead, to sign in any and all amendments (including post-effective amendments) to this Registration Statement on Form SB-2, in any and all capacities, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 15, 2000.


Signature                                   Title
----------                                 --------
/S/ John D. Ericsson
-------------------------------
John D. Ericsson President,              Chief Executive Officer, Director


/S/ Edwin W. Cake, Jr., Ph.D.
-------------------------------
Edwin W. Cake, Jr., Ph.D.                Director, Chief Science Officer


/S/ John W. Hemmer
-------------------------------
John W. Hemmer                           Director


/S/ Sharon K. Bennett
-------------------------------
Sharon K. Bennett                        Secretary/Treasurer


         EXHIBIT INDEX


1.1 Placement Agreement, dated as of __________, 2000 by and between the Company and Ridgewood Capital Funding, Inc.*
3.1         Certificate of Incorporation, as amended
3.2         Bylaws of BioMarine Technologies, Inc.
4.1         Specimen Certificate for Shares of Common Stock
4.2          Form of Common Stock Purchase Warrant*
4.3          1998 Incentive Stock Option Plan
5.1         Opinion and Consent of Bondy & Schloss LLP*
10.1        Commercial Lease and Deposit Receipt, dated October 1998, by and between Sea Star Industries, Inc., the Company's wholly-owned subsidiary, and Three P, Inc.
10.2 Employment Agreement between the Company and John Ericsson, dated April 15, 2000.
10.3        Employment Agreement between the Company and Sharon Bennett, dated April 15, 2000.
10.4        Non-Exclusive Patent License Agreement, by and between the
   Company and Mr. John D. Ericsson, covering the Sea Trek Ocean
   Farming System
10.5        Non-Exclusive Patent License Agreement, by and between the
   Company and Mr. John D. Ericsson, covering the Sea Star Oyster Relay System
23.1      Consent of Reznick Fedder & Silverman, Certified Public Accountants
23.5      Consent of Bondy & Schloss LLP (included in item 5.1 above)*
24        Powers of Attorney (included on the signature page)

_____________________

*         To be filed by amendment